Form 10KSB, Exhibit 13
period 2007-12-31
Virginia Savings Bancorp, Inc.
filed 2008-03-31
CIK 1396712

Exhibit 13.0

VIRGINIA SAVINGS BANCORP, INC.

ANNUAL REPORT

YEAR ENDED

DECEMBER 31, 2007

Contents

Five Years at a Glance	3

Letter to Shareholders	4

Selected Financial Data	6

Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Forward-Looking Statements	7

Overview of Performance	7

Critical Accounting Policies	9

Financial Condition	12

Results of Operations, 2007 vs. 2006	15

Independent Auditor’s Report	21

Financial Statements	22

Directors and Officers	50

Corporate Information	52

FIVE YEARS AT A GLANCE

($ in Millions)

LETTER TO SHAREHOLDERS

March 31, 2008

Dear Shareholder,

The year ended December 31, 2007 has been a stressful year for the banking industry. The turmoil in the housing market caused by the collapse of the sub-prime lending market has rippled through the banking industry. It has affected all banks, not just the lenders who engaged in risky sub-prime lending. Our operating results for 2007 mirror what has happened in the thrift industry both in the latter part of the year and for the entire year. The thrift industry posted a record loss of $5.24 billion in the fourth quarter of 2007, and earnings for the year were down 82%. Profitability, as measured by return on average assets was 0.19% for the year, down from 1.06% in 2006. Most thrift institutions responded to a downturn in the housing market by taking write-downs and setting aside record levels of provisions for anticipated loan losses.

For the first nine months of the year, Virginia Savings Bank posted earnings of $671,000. In the fourth quarter of 2007, we posted a loss of $331,000. Net income for the year was $340,000, a decrease of 76% from 2006’s earnings of $1,419,000. Our profitability, as measured by return on average assets, mirrored the industry’s at 0.20%.

Our net interest margin came under increasing pressure as the year progressed. Throughout the year, our earning assets decreased and ended the year down approximately $18 million, almost all of which occurred in loans receivable. Lending opportunities dried up as real estate prices declined and the Bank’s new loan production for the year decreased almost 40%. Yields on earnings assets declined while our cost of interest bearing liabilities increased. Normally, one thinks of interest rate decreases as positive events but the Federal Open Market Committee rate cuts totaling 1.0% in the fourth quarter of 2007 were not to the Bank’s benefit. On average, we had approximately $31 million of prime based loans on the books in the fourth quarter. Our interest income on these loans decreases each time the Fed cuts rates.

Problem loans became an earnings issue for us as the end of the year approached. We have five large borrowers who became financially distressed and were unable to meet their loan repayment obligations to the Bank. Loans to these borrowers, totaling $5.1 million, were placed in a non-accrual status which means that we had to reverse approximately $120,000 out of previously recorded interest income. In order to provide for potential losses in the loan portfolio, we had to increase our loan loss allowances by $408,000, most of which was recorded towards the latter part of the year. The drop in real estate values also necessitated a $101,000 write down of a property we foreclosed upon in 2006 and which remains unsold.

One of the bright spots that we can point to in 2007 was a $504,000 increase in non-interest income, a 57% increase over 2006. We introduced two new products and made a profitable equity investment. Late in 2006, we established a correspondent relationship with a mortgage broker that allowed us to serve a sector of the lending market that our portfolio loan products do not. In May, we introduced an overdraft protection program that has substantially increased our transaction account fees. In the first quarter of 2007, we made an investment in a title insurance company sponsored by the Virginia Bankers Association that resulted in a 21% return on our investment in the nine months since we completed the transaction.

The economic prospects for 2008, as you are undoubtedly aware, continue to deteriorate. There is continued turmoil in the sub-prime mortgage market which most recently is affecting worldwide credit markets and the stock market. Home foreclosures were up 60% in February and fourth-quarter home prices fell 8.9%, the largest drop in 20 years. The Federal Reserve Board is taking actions to avoid panic in the credit markets by lowering interest rates and making cash reserves available to the large banks and investment banks who are facing liquidity problems. These are issues which are almost unprecedented in our country’s history and make the possibility of a 2008 recession a very real concern not just to the banking industry but to most U.S. industries. In light of these conditions, we do not expect a quick turn-around in our profitability in 2008. Rest assured though, that we have a strong capital position and with that strength the ability to ride out the storm.

We expect construction of our Stephens City branch to be completed in July. Keep an eye out for our grand opening announcement as that time approaches. We look forward to seeing you in our new 7,200 square foot facility when we open the branch to the public.

In closing, we thank you again for your generous support in the past, and we ask for your continued support as customers and goodwill ambassadors for the Bank.

Respectfully yours,

/S/ W. Michael Funk
W. Michael Funk
President and
Chief Executive Officer

SELECTED FINANCIAL DATA	Table 1
Dollars in thousands except per share data

Years Ended December 31	2007	2006	2005	2004	2003
Results of Operations*:
Total Interest Income	$10,370	$11,206	$9,239	$7,643	$7,726
Total Interest Expense	5,207	4,828	3,056	2,025	2,443
Net Interest Income	5,163	6,378	6,183	5,618	5,283
Provision for Loan Losses	408	13	174	85	66
Other Income	1,395	888	933	963	1,183
Operating Expenses	5,632	4,922	4,564	4,399	3,935
Income Taxes	178	912	819	761	892
Net Income	$340	$1,419	$1,558	$1,337	$1,573

Per Share Data:
Net Income, Basic and Diluted	$0.14	$0.72	$0.82	$0.71	$0.83
Book Value	7.01	7.25	6.29	5.84	5.52
Common Stock Dividends Declared	0.38	0.28	0.38	0.38	0.25
Dividend payout ratio	268.9%	39.1%	45.7%	53.2%	30.1%

Financial Condition
Year End Balances:
Total Assets	$158,856	$177,047	$179,704	$150,796	$135,572
Loans Receivable	111,481	128,276	130,864	104,755	87,816
Investments	34,010	34,010	34,018	34,024	36,519
Deposits	133,230	139,604	136,070	128,165	124,602
Borrowed Funds	11,800	23,000	31,000	11,000	—
Stockholders’ Equity	13,327	13,774	11,946	11,100	10,475

Ratios:
Return on Average Assets	0.20%	0.79%	0.94%	0.93%	1.14%
Return on Average Equity	2.55%	10.72%	13.81%	12.65%	15.97%
Average Equity to Average Assets	7.89%	7.38%	6.83%	7.37%	7.11%

*	Numbers may not add down due to rounding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Forward Looking Statements

This Annual Report of the Company contains forward-looking statements within the meaning of the Securities Exchange Act of 1934. The words “will,” “believe,” “expect,” “should,” and “anticipate” and words of similar construction are intended in part to help identify forward-looking statements. All forward-looking statements involve risks and uncertainty and certain factors could cause actual results to differ materially from the anticipated results or other expectations expressed in forward-looking statements. Risks and uncertainties that may affect future results include, but are not limited to, changes in the economy, interest rate movements, timely developments of technology resources for customer services and operating systems, the impact of competitive services and pricing, Congressional legislation and similar matters. Management cautions readers not to place undue reliance on forward-looking statements, which are subject to influence by the foregoing risk factors and unanticipated future events.

Virginia Savings Bank, FSB (the “Bank”) completed its reorganization into a holding company form of organization on November 30, 2007, the date upon which Virginia Savings Bancorp, Inc. (the “Company”) became effective as a holding company. During its brief existence, the Company has had no business activities other than its ownership and control of the Bank. All of the current and prior years’ business activities, balance sheet data and results of operations are for the Bank.

Overview of Performance

The total assets of the Company decreased by $18.2 million, a 10.3% decrease from December 31, 2006 total assets. Earning assets, which are detailed below, decreased by $17.9 million.

Earning Assets	Table 2
$1,000’s

	2007	2006	Difference	% Diff.
Interest earning deposits	$681	$1,132	$(451)	-39.8%
Federal funds sold	263	220	43	19.5%
Investment securities	34,010	34,010	—	0.0%
Loans held for sale	533	738	(205)	-27.8%
Loans receivable	111,481	128,276	(16,795)	-13.1%
FHLB of Atlanta stock	917	1,395	(478)	-34.3%

	$147,885	$165,771	$(17,886)	-10.8%

As Table 2 above indicates, a significant portion of the decrease in earning assets resulted from a decrease in loans receivable. Cash loan disbursements, including draws on new and previously existing lines of credit, totaled $44.8 million in 2007 as compared to $73.4 million in 2006. Loan principal and lines of credit repayments were $60.0 million in 2007, a $16.1 million decrease from 2006. Balances in interest earning assets and loans held for sale fluctuate from day to day therefore differences in these balances on the last day of the years are not significant.

The Bank’s holdings of Federal Home Loan Bank of Atlanta (“FHLB”) stock decreased by $478,000 because of the Bank’s decreased use of borrowings from the FHLB in 2007. We are required to hold FHLB stock equal to 4.5% of our outstanding borrowings from the FHLB. See Notes 6 and 12 to the accompanying Consolidated Financial Statements.

During the year ended December 31, 2007, the Bank’s deposits decreased $6.4 million. The largest decrease occurred in commercial checking accounts that decreased $5.4 million, or 35.4%. The Bank disburses construction loan draws as internal credits to commercial checking accounts. The Bank also has deposit account relationships with real estate settlement attorneys and title insurance companies whose account balances are down sharply from prior year levels. These activities have been sharply curtailed due to the slowdown of the real estate market in the Company’s market area over the past twelve to eighteen months. Other transaction accounts; retail checking, money market accounts and savings accounts, decreased by an aggregate amount of $3.6 million. Certificate of deposit accounts increased by $2.6 million.

Net income for the year ended December 31, 2007 is down sharply from prior year. Net income for 2007 was $340,000, a 76.0% decrease from 2006’s net income of $1,419,000. Pre-tax income decreased $1,813,000. The Bank’s net interest income decreased $1,215,000, loss provisions totaled $408,000 and operating expenses increased $707,000. Non-interest income increased $504,000. As Table 3 below indicates, the Bank’s net interest income came under increasing pressure as the year progressed.

Net Interest Margin (“NIM”) by Quarters	Table 3
$1,000’s

	2007			2006
	Interest Income	Interest Expense	NIM	Interest Income	Interest Expense	NIM
Qtr. 1	$2,750	$1,312	$1,438	$2,688	$1,063	$1,625
Qtr. 2	2,673	1,289	1,384	2,803	1,187	1,616
Qtr. 3	2,613	1,314	1,299	2,860	1,241	1,619
Qtr. 4	2,334	1,292	1,042	2,855	1,337	1,518

Year	$10,370	$5,207	$5,163	$11,206	$4,828	$6,378

	Differences - 2007 less 2006
	Interest Income	Interest Expense	NIM
Qtr. 1	$62	$249	$(187)
Qtr. 2	(130)	102	(232)
Qtr. 3	(247)	73	(320)
Qtr. 4	(521)	(45)	(476)

Year	$(836)	$379	$(1,215)

Three primary factors affected net interest margin in 2007. The major event was an $11.3 million decrease in the average balance of loans receivable outstanding for the year. Secondly, the average yield on earning assets decreased 9 basis points while the cost of funds increased by 45 basis points. In the last quarter of 2007, the Federal Open Market Committee (“FOMC”) decreased rates three times for a total of 100 basis points. The Bank had an average of $31.0 million of prime based loans in portfolio during the fourth quarter of 2007, whose yields were affected by the FOMC’s rate changes. These rate changes adversely impacted net interest margin because they became effective quickly but rate decreases in the cost of funds occurred much more slowly.

The Company’s average capital to average assets ratio improved to 7.89% at December 31, 2007 from 7.38% at December 31, 2006 despite the decline in earnings for the current year. The Company’s assets decreased 10% versus a 3% decrease in stockholders’ equity.

Critical Accounting Policies

Almost all of the Company’s significant accounting policies and procedures rely upon the availability of well defined accounting data which are processed and recorded according to non-controversial accounting principles generally accepted in the United States. These accounting practices include routine accruals of income and expense items, the amortization of deferred expense items, the accretion of deferred income items and the depreciation of premises and equipment.

There are, however, four areas of accounting policy and practice that depend upon the development of accounting estimates that are less data driven and much more dependent upon management’s judgment. These are the allowance for loan losses, allowances for losses on foreclosed real estate, allowances for losses on mortgage servicing rights, and the evaluation of investment securities for other than temporary impairment.

The Financial Accounting Standards Board (“FASB”) Statement Number 114, “Accounting by Creditors for Impairment of a Loan” (“FASB 114”), provides guidelines for the valuation of impaired loans. More extensive guidelines have been published by bank regulatory bodies. The latter provide for the classification of problem loans as sub-standard, doubtful and loss. There is also a regulatory special mention category for performing loans that are the subject of heightened management concern as potential problem loans.

It is the Bank’s general policy to place loans in a non-accrual status when they become 90 days delinquent. Loans may be placed in a non-accrual status regardless of their term of delinquency if the borrower exhibits signs of financial distress or if the collateral property decreases in value. Generally, if a borrower has multiple loans, all of his loans will be placed in a non-accrual status if there are indications that the borrower is having serious financial difficulties. Once loans other than low balance consumer loans are placed in a non-accrual status, they will be evaluated for individual impairment. At December 31, 2007, the Bank had 27 loans in a non-accrual status with regard to interest income. Of these 27 loans, 24 were evaluated for individual impairment. Three of the loans were low balance consumer loans.

The 24 loans evaluated for individual impairment were to five borrowers. These evaluations resulted in the establishment of specific loan loss allowance totaling $88,800 on four of these loans, all of which were to the same borrower. No loss allowances were required on the remaining loans for various reasons including a pending sale of collateral property, an abundance of collateral values that exceeded loan balances, and a guarantee from a third party to the loan transaction.

Under FASB Statement Number 5, “Accounting for Contingencies” (“FASB 5”), loan loss allowances on large groups of homogeneous loans are provided based upon the Bank’s historical loss experience for similar types of loans. As part of its loan loss analysis under FASB 5, management also considers concentrations of credit and current economic conditions as they may impact borrowers’ ability to meet their financial obligations. The last two factors in particular heavily influenced the amount and level of general loan loss allowances provided at December 31, 2007.

Management identified four classifications of loans that represent concentrations of credit. Each of these credit concentration areas fall in a range of 100% to 200% of shareholders’ equity. These loan products are home equity lines of credit, balloon loans, non-residential real estate loans and builder construction loans. Of particular concern to management and the board of directors is the concentration of loans to builders for the speculative construction of homes, which at December 31, 2007 approximated $12.9 million. Home equity lines of credit and balloon lines are collateralized by residential one-to-four family properties, and had balances of approximately $12.2 million and $27.0 million, respectively, at December 31, 2007.

Builder construction loans are of greater concern because of the softness in the Bank’s market area for homes priced above $200,000. That softness is evident in the buildup in the inventory of unsold homes as compared to a year earlier and price deflation that continued to worsen as the year ended December 31, 2007 drew to a close. Management is closely monitoring this situation and reviews the status of each builder construction loan with the board of directors on a monthly basis. During the year ended December 31, 2007, management increased the general loan loss allowance twice for these loans and at yearend, it was 1.25% of the outstanding loan balances.

As mentioned above, management also has increasing concern over credit concentrations in balloon loans and home equity lines of credit (“HELOC”). Half of the twenty-four loans evaluated for individual impairment at December 31, 2007 were balloon loans. A yearend review of performing loans in this portfolio sector indicated possible future problems, and management increased the general loan loss allowance on these loans from fifteen to forty-five basis points. The general loan loss allowance on HELOC loans was increased from twenty-five to seventy-five basis points because of management’s concern over softening real estate values and the possibility that combined first and second trust loan balances may exceed appraisal amounts.

See Provision for Loan Losses under Results of Operations – 2007 Compared to 2006 for a specific discussion of the amount of the loan loss provision for 2007.

Management believes that as of December 31, 2007 the loan loss allowances provided are adequate to absorb losses inherent in the Bank’s loan portfolio. We, however, caution that continued deterioration of real estate values and general economic conditions may result in the need for further additions to loan loss allowances if collateral values fall below loan balances on non-performing loans, and home builders and other large borrowers who depend upon sales of real estate properties for repayment of their loans do not realize sufficient cash flows to repay their loans in full when they become due.

While management segments the loan portfolio into several categories for purposes of evaluating the adequacy of loan loss allowances and makes tentative allocations of reserves to specific loan products, all general loss reserves are available to absorb losses from any sector of the loan portfolio.

The Bank evaluates the fair value of foreclosed real estate. Such evaluations are based upon observable market values of comparable properties obtained through appraisals when available. In the absence of adequate appraisal values, the properties are valued using the discounted present value of the anticipated future cash flows. In addition to the appraisal values, the Bank considers costs which may be necessary to make the property salable, and selling costs to dispose of the property. The net realizable value derived through this process is measured against the recorded book value of the foreclosed real estate. The Bank establishes an initial allowance for loss for any excess of book value over the fair value of the property through a charge against the allowance for loan losses. Foreclosed real estate properties are evaluated for impairment not less frequently than quarterly after the initial evaluation is performed at the time of acquisition. Any increase or decrease to the allowance for losses on foreclosed real estate made after the initial valuation is recorded as a charge or credit to income.

At December 31, 2007, the Bank had three properties in foreclosed real estate. Two of the properties were acquired through foreclosure during the fourth quarter of 2007. Appraisals of the properties performed at the time of acquisition indicated the need for loss allowances on both properties. These loss provisions totaled approximately $72,000.

The third property, acquired at foreclosure during the third quarter of 2006, was revalued at year end 2007. Because of several defects in the property, including an encroachment on a neighboring property and litigation in process against the former first trust holder, a reasonable appraisal value was unavailable. Accordingly, the property was evaluated using discounted cash flow analysis. That analysis indicated additional impairment had occurred. The property was written down by approximately $101,500, which is an addition to the initial allowance for loss of $46,500 recorded in 2006.

FASB Statement Number 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, requires that mortgage servicing rights be evaluated for impairment on a periodic basis. It has been the Bank’s policy to make such evaluations on a quarterly basis prior to the publication of public and regulatory financial reports. Impairment evaluation of mortgage servicing rights is a complex process involving several key assumptions. Among the factors considered are: the original contract term of the underlying mortgages, the contractual interest rates, the remaining term of the mortgages, current interest rates and management’s original and current assumptions as to the anticipated life of the mortgages.

The anticipated life of the mortgages, generally referred to as the pre-payment speed, is the most critical assumption made by management both in the original recording of the mortgage servicing rights and in subsequent impairment evaluations. The longer the mortgage life, the higher the value of the mortgage servicing rights because the servicing rights will continue to generate income into the future in the form of loan servicing fees. The Bank obtains published pre-payment speeds for similar conventional mortgage loans that match the Bank’s contract interest rates, year originated, and the original terms of the loans serviced. Such data was used by management in its December 31, 2007 measurement of impairment of its mortgage servicing rights. At that date, the Bank’s mortgage servicing rights were not impaired and no valuation allowance was recorded on the Bank’s books.

The Bank reviews its investment securities portfolio on a quarterly basis to identify and evaluate investments that have indications of possible other than temporary impairment. Such securities are written down to their net realizable value when there is impairment in value that is other than temporary. The determination of whether or not other than temporary impairment exists is a matter of judgment. The Bank has determined that the gross unrealized losses on investment securities as of December 31, 2007 are temporary in nature and are related to increases in market interest rates since the securities were purchased. Factors considered in determining whether a loss is temporary include the length of time and the extent to which fair value has been less than the cost basis, the financial condition and credit quality of the security issuer, and the Bank’s ability to hold the investment securities for a period of time sufficient to allow for any anticipated recovery in market value.

Financial Condition

Assets

The total assets of the Company decreased $18.2 million to end the year at $158.9 million. Almost all of the decrease in assets occurred in loans receivable which decreased $16.8 million, a 13% decrease. Cash and cash equivalents decreased $2.0 million primarily because cash and due from banks decreased $1.7 million. Premises and equipment increased approximately 35%, or $1.2 million, because of the Company’s purchase of land in Stephens City, Virginia for a branch which is currently under construction.

The total average earning assets of the Bank were $158.3 million for 2007 as compared to average earning assets of $168.8 million for the year ended December 31, 2006, a $10.5 million decrease. Substantially all of the decrease in average earning assets during 2007 occurred in loans receivable. The average balance of loans receivable decreased by $11.3 million, an 8.5% decrease from 2006. The following table indicates the changes in loans receivable by type of loan:

Average Balances	Table 4
$1,000’s

	2007	2006	Difference	% Diff.
Loans Receivable
Residential real estate	$74,427	$81,785	$(7,358)	-9.0%
Other real estate	29,912	25,680	4,232	16.5%
Consumer	11,752	14,325	(2,573)	-18.0%
Commercial - secured	3,120	8,065	(4,945)	-61.3%
Commercial - unsecured	2,117	2,839	(722)	-25.4%

Gross Loans Receivable	121,328	132,694	(11,366)	-8.6%
Loan loss allowances & other	(434)	(520)	86	-16.5%

Loans Receivable, net	$120,894	$132,174	$(11,280)	-8.5%

See Note 4, Loans Receivable, to the accompanying Consolidated Financial Statements for the year end balances in loans receivable.

The remaining earning assets of the Bank consist of interest earning deposits, investment securities, including mortgage backed securities and Federal Home Loan Bank stock. The average balances of these earning assets increased by an aggregate amount of $820,000.

Liabilities

During the year ended December 31, 2007, deposits decreased $6.4 million. Transaction accounts decreased $9.0 million. The largest decrease in transaction accounts was in checking accounts that decreased $6.2 million. The remaining decrease in transaction accounts occurred in money market accounts which decreased $1.0 million and savings accounts that decreased $1.8 million. Certificates of deposit increased $2.6 million. A significant decrease in advances from the Federal Home Loan Bank occurred in 2007. Borrowings decreased by approximately 49% and are decreased $11.2 million.

The average balance of interest bearing liabilities was $145.1 million for 2007 compared to $153.2 million for 2006. The difference, $8.1 million, represents a 5.3% decrease. Average balances in checking, money market and savings accounts decreased by an aggregate amount of $6.2 million. Checking account average balances decreased $2.5 million and savings accounts decreased $3.1 million. Certificate of deposit average balances increased by $5.3 million during the year just ended. See Note 11 to the Consolidated Financial Statements. During 2007, the average balance of FHLB borrowings decreased by $7.3 million. As loan balances decreased during 2007, management used the cash flow from loan repayments to fund deposit withdrawals and to repay advances from the FHLB.

Asset Quality

Asset quality refers to the underlying credit characteristics of borrowers and the likelihood that defaults on contractual loan payments will result in charge-offs of loan balances. Asset quality is generally a function of economic conditions, but can be managed through conservative underwriting and sound collection policies and procedures. At December 31, 2007, the Bank had classified assets of approximately $7.8 million, or 5.0% of total assets. At year end 2006, classified assets were $2.1 million and equaled 1.2% of assets. Non-accrual loans, for which only cash income is recognized, were $5.1 million at December 31, 2007 as compared to $64,000 of non-accrual loans at the end of 2006. See Critical Accounting Policies for a discussion of loan loss allowances.

Capital Resources

The Bank is subject to the regulatory capital requirements administered by the Office of Thrift Supervision (“OTS”). Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material adverse effect on the Company’s financial statements. The regulations require that banks maintain minimum ratios of tangible, Core and Tier 1 capital to total assets and to risk weighted assets as such assets are defined by the OTS. At December 31, 2007, the Bank met all of the capital requirements for well capitalized financial institutions.

Under the holding company form of organization, the Company’s ability to pay dividends to its common stock shareholders is dependent upon the Bank’s profitability and its ongoing ability to upstream earnings in the form of dividends to the Company. OTS regulations require the Bank to provide either a notice of, or make application for approval of, all dividend payments to the Company. If the amount of the proposed dividend does not exceed a safe harbor amount as calculated by OTS, and the Bank would be well capitalized both before and after the dividend payment, only a notice is required. The safe harbor amount is defined as net income for the current and two previous years less all dividends paid during the same periods. If the amount of the proposed dividend payment exceeds the safe harbor amount, the Bank is required to submit an application for approval of the dividend payment. Based upon the Bank’s income trends, it is probable that the Bank will be in the position of having to make application for approval of dividend payments in 2008 if the Company’s board of directors wishes to continue dividend payments at the same level as the Bank maintained over the last several quarters. Management’s current projections indicate that it can continue to make such payments and remain well capitalized but the Bank’s ability to upstream the required dividends to the Company will be dependent upon its securing OTS’s approval of its dividend payment applications.

During the year ended December 31, 2007, shareholders’ equity decreased $447,200. Income for the year increased shareholders’ equity by $340,300. Dividend payments, including payments to preferred and common stockholders, reduced shareholders’ equity by $787,500.

Liquidity and Off Balance Sheet Arrangements

Liquidity in a financial institution refers to its ability to meet customer demands for loans and deposit withdrawals. Liquid assets include cash, interest bearing deposits at other banks, and readily marketable securities. At December 31, 2007, the Bank had cash and investment securities totaling $39.1 million that were equal to 24.6% of assets. There are $34 million of agency securities included in that amount that are classified as held to maturity. Under the guidelines of FASB 115, Accounting for Certain Investments in Debt and Equity Securities the sale of investments classified as held-to-maturity would, except under very limited predefined circumstances, “taint” the portfolio. Once a portfolio becomes tainted, all remaining securities in the held-to-maturity classification must be transferred into an available-for-sale classification. As a consequence of such a transfer, any unrealized holding gain or loss at the date of transfer would have to be recognized as a component of shareholder’s equity, and the Bank would be prohibited from using the held-to-maturity classification for two year period. Management of the Bank does not, therefore, consider held-to-maturity bonds as providing a direct source of liquidity. These bonds are, however, indirectly providing liquidity by serving as collateral for the Bank’s borrowings from the FHLB. At December 31, 2007, the Bank had $33.0 million of these bonds pledged as collateral. At the end of 2007, there were contractual maturities on loans of approximately $37 million that are receivable in one year or less. Other sources of liquidity are new deposits, and funds from operations. Funds can also be obtained through short and long term borrowings. The Bank also has approximately $35 million of pre-approved credit from the FHLB that was available on a same day basis at December 31, 2007. Outstanding borrowings from the FHLB have maturity dates between February 11, 2008 and August 11, 2008 and are readily renewable at maturity.

At December 31, 2007, the Bank had outstanding commitments to originate new loans that totaled $2.6 million. In addition, the Bank has approximately $4.6 million of construction loans in process that it expects to disburse over the next nine months. The Bank also has commitments under open-ended lines of credit of approximately $17.0 million. Under normal circumstances, a significant portion of these lines of credit will expire without being fully drawn down. The total commitment amount does not necessarily represent future cash requirements. Management does not anticipate any difficulties in funding these commitments.

The Bank has approximately $70 million of certificates of deposit that will mature during 2008. In recent years, the Bank has realized a high retention rate on maturing certificates of deposit. Management monitors competitive interest rates offered on certificates of deposits in its market area and generally offers attractive rates to attract new deposits and to retain existing certificate account customers. Bank management expects that it will continue to experience high retention rates on certificates of deposit in the future.

Interest Sensitivity

An important market element that may affect the core earnings of a financial institution is the sensitivity of its interest earning assets and interest bearing liabilities to interest rate changes. Interest rate sensitivity is the relationship between market interest rates and changes in net interest income due to the repricing characteristics of assets and liabilities. Net interest income can be optimized by management of the amounts of assets and liabilities repricing within a given time period. Matching the amount of assets and liabilities repricing in the same time period minimizes the effect on net interest income of rising or falling market interest rates. The Bank’s year end sensitivity position is indicated in Table 5. This report is a static gap report which provides a measurement of repricing risk in the Bank’s balance sheet as of a point in time. Repricing data for loans receivable reflects estimated loan principal repayments for fixed rate loans and balances subject to interest rate increases or decreases by maturity period for adjustable rate loans. Core deposits not having a contractual maturity are placed into repricing periods based upon management’s estimate of accounts that may be withdrawn during the various time periods. At December 31, 2007, the Bank had a negative cumulative one-year gap of $41.5 million (more liabilities repricing than assets) and could experience reduced net interest income if interest rates rise in the year 2008 and if the gap remains negative throughout the year. The current outlook is for interest rates to decrease in 2008.

Interest Sensitivity	Table 5
Dollars in thousands

	As of December 31, 2007
	3 Months or less	4 - 6 Months	7 - 12 Months	Over 1 Year & Not Classified	Total
Assets
Rate Sensitive Assets:
Residential Real Estate Loans	$24,606	$4,378	$6,209	$33,021	$68,214
Non-Residential Real Estate Loans	4,214	482	3,086	21,216	28,998
Commercial Loans	2,118	244	654	1,627	4,643
Consumer Loans	834	627	1,415	7,420	10,296
Loans Held For Sale	533	—	—	—	533
Investment Securities	11	—	—	33,999	34,010
Federal Home Loan Bank Stock	917	—	—	—	917
Federal Funds & Overnight Deposits	944	—	—	—	944

Total Rate Sensitive Assets	34,177	5,731	11,364	97,283	148,555

Other Assets	—	—	—	10,301	10,301

Total Assets	34,177	5,731	11,364	107,584	158,856

Liabilities:
Rate Sensitive Liabilities:
Checking Accounts	1,333	1,267	2,407	15,787	20,794
Money Market Accounts	101	96	183	1,645	2,025
Savings Accounts	1,725	1,552	2,794	11,174	17,245
Certificates of Deposit	27,862	23,438	18,263	17,691	87,254
FHLB Advances	11,800	—	—	—	11,800

Total Rate Sensitive Liabilities	42,821	26,353	23,647	46,297	139,118

Other Liabilities	—	—	—	6,411	6,411
Stockholders’ Equity	—	—	—	13,327	13,327

Total Liabilities & Stockholder Equity	$42,821	$26,353	$23,647	$66,035	$158,856

Period Gap	$(8,644)	$(20,622)	$(12,283)	$41,549	$—
% of Total Assets	-5.4%	-13.0%	-7.7%	26.2%	—
Cumulative Gap	$(8,644)	$(29,266)	$(41,549)	$—	$—
% of Total Assets	-5.4%	-18.4%	-26.2%	0.0%	—

Results of Operations - 2007 Compared to 2006

Net Interest Margin

Net interest margin is the difference between interest income and interest expense and represents the Bank’s gross profit margin. Net interest margin is influenced by fluctuations in market interest rates and changes in both the volume and mix of average earning assets and the liabilities that fund those assets.

Table 6 presents average balances, related income and expense and average yields and cost data for 2007 and 2006. Table 7 reflects changes in interest income and interest expense resulting from changes in average volume and changes in rates.

Average Balance Sheet	Table 6
Dollars in thousands

	For The Year Ended December 31
	2007			2006
	Average Volume	Income/ Expense	Yield/ Rate	Average Volume	Income/ Expense	Yield/ Rate
Assets
Interest Earning Assets
Loans receivable (1)	$120,894	$8,946	7.40%	$132,174	$9,800	7.41%
Investment securities (2)	34,010	1,191	3.50%	34,013	1,190	3.50%
Other interest earning assets (4)	2,239	161	7.19%	1,039	128	12.32%
FHLB stock	1,200	72	6.00%	1,577	88	5.58%

Total Interest Earning Assets	$158,343	$10,370	6.55%	$168,803	$11,206	6.64%

Other Assets
Cash and due from banks	4,433			5,350
Premises and equipment, net	4,098			3,519
Accrued interest receivable	950			966
Mortgage servicing rights	265			297
Other assets	734			408

Total Other Assets	10,480			10,540

Total Assets	$168,823			$179,343

Interest-Bearing Liabilities
Checking accounts	$19,506	$55	0.28%	$22,001	$37	0.17%
Money market accounts	2,829	21	0.74%	3,357	25	0.74%
Savings accounts	18,578	232	1.25%	21,706	200	0.92%
Certificates of deposit	85,663	3,898	4.55%	80,315	3,206	3.99%
Advances from FHLB	18,533	1,001	5.40%	25,858	1,360	5.26%

Total Interest-Bearing Liabilities	$145,109	$5,207	3.59%	$153,237	$4,828	3.15%

Non-interest bearing deposits	$8,762			$11,740
Other Liabilities	1,625			1,126
Stockholders’ Equity (3)	13,327			13,240

Total Liabilities and
Stockholders’ Equity	$168,823			$179,343

Net Interest Income		$5,163	2.96%		$6,378	3.49%

(1)	Includes loans held for sale and non-accrual loans.
(2)	Includes mortgage backed securities.
(3)	Average balances are based on average daily balances except for Stockholders’ Equity which is computed on month end balances.
(4)	The yield on other interest earning assets is computed using average daily general ledger balances. Due to the Bank’s issuance of large dollar amounts of cashier checks in 2006 and 2007, this balance is significantly less than the interest earning balances at our correspondent bank because of float.

Analysis of Change in Net Interest Income	Table 7
Dollars in thousands

	Year Ended Dec. 31, 2007 vs 2006 Increase (Decrease) Due to
	Volume	Rate	Vol/Rate	Total
Interest Income On:
Loans Receivable	$(836)	$(20)	$2	$(854)
Investments Securities	—	1	—	1
Other Int Earning Invest	147	(53)	(61)	33
FHLB Stock	(21)	6	(1)	(16)

Total Earning Assets	$(710)	$(66)	$(60)	$(836)

Interest-Bearing Liabilities
Checking Accounts	$11	$5	$2	$18
Money Market	(4)	1	(1)	(4)
Savings Accounts	(29)	71	(10)	32
Certificates of Deposit	213	449	30	692
FHLB Advances	(385)	36	(10)	(359)

Total Liabilities	$(194)	$562	$11	$379

Net Interest Income	$(516)	$(628)	$(71)	$(1,215)

For the year ended December 31, 2007, the Bank’s net interest margin was $5,163,000, a decrease of $1,215,000 from fiscal year 2006.

Interest income for the year ended December 31, 2007 was $10,370,000, a decrease of $836,000 from prior year. Interest on loans receivable decreased $854,000. All other sources of interest and dividend income increased a net amount of $18,000.

The decrease in interest on loans receivable was primarily volume driven. The average balance of loans receivable decreased by $11.3 million from 2006 to 2007 causing an $836,000 decrease in interest on loans receivable. Yields on loans receivable were essentially unchanged from 2006 (7.41%) to 2007 (7.40%). Table 7 above reflects a $20,000 decrease in interest on loans receivable due to rate changes. What the above table does not reflect is the effect that non-performing loans had on interest on loans receivable. Loans in a non-accrual status increased significantly during the fourth quarter of 2007 and reached $5.1 million by the end of the year. Interest on non-accrual loans reversed from income totaled $122,000 at December 31, 2007 versus only $2,000 at the end of 2006. This $120,000 increase was equal to ten basis points of yield on the average balance of loans receivable outstanding during 2007.

During 2007, the remaining interest earning assets of the Bank increased by $820,000 in the aggregate. Interest income from these sources increased by a net amount of $18,000.

Interest expense increased by $379,000 in 2007. Interest on transaction accounts, primarily checking and passbook savings accounts, increased by $46,000 which was primarily rate driven. Interest on certificates of deposit increased by $692,000. The average balance of certificates of deposit increased by $5.3 million causing a $213,000 volume related increase in interest expense. The average rate paid on certificates of deposit increased by 56 basis points, rising from 3.99% in 2006 to 4.55% in 2007. This rate change increased interest expense on certificates of deposit by $449,000. The combined volume and rate effect on interest expense was a $30,000 increase.

Interest on FHLB advances decreased by $359,000 in 2007. The average balance of FHLB advances decreased by $7.3 million in 2007 causing a $385,000 volume related decrease in interest expense. The average rate paid on FHLB advances, which is indexed to the FHLB’s overnight investment rate, increased from 5.26% in 2006 to 5.40% in 2007 causing a $36,000 increase in interest expense. The combined effect of volume and rate changes was a $10,000 decrease in interest expense. During 2007, the Bank decreased its reliance on borrowed funds as loans receivable decreased over the course of the year. Proceeds from loan repayments were used to reduce borrowings from the FHLB due to the lack of lending opportunities.

The overall decrease in net interest margin before loss provision was $1,215,000. Volume changes caused a decrease in net interest margin of $516,000 and rate changes caused a $628,000 decrease. The combined effect of rate and volume changes was a $71,000 decrease in net interest margin.

Provision for Loan Losses

The Bank made a $408,000 provision for loan losses in 2007 as compared to a $13,000 provision in 2006. The Bank accounts for the credit risk associated with its lending activities through its provision for loan losses. The provision is the expense recognized in the statement of operations to adjust the loan loss allowance to an appropriate balance as determined by the Bank’s credit risk analysis procedures. See “Critical Accounting Policies” for a discussion of the Bank’s methodology for determining loan loss allowances.

The $408,000 provision for loan losses recorded in 2007 was required due to charge-offs of uncollectable loans that had not been specifically provided for in prior years and increases to loan loss allowances for non-performing loans. Net charge-offs of uncollectable loans totaled $183,000 in 2007 and break down as follows:

Consumer loans	$37,000
Commercial loan	1,000
Over drafted DDA accounts	44,000
Initial write-down of foreclosed real estate loans	101,000

Total	$183,000

These charge-offs were of a magnitude that required that the related loan loss allowances be restored through loan loss provisions.

Loans evaluated for individual impairment under FASB 114 resulted in specific loan loss provisions totaling $118,000 during the year. Increased levels of general loan loss allowances under FASB 5 resulted in increased loan loss provisions of approximately $290,000.

Other Income

Other income totaled $1,395,000 in 2007, a $504,000 (56.6%) increase from the 2006 total of $891,000.

Loan fees and late charges increased $63,000, or 32.4% from 2006. This increase was due to $95,000 in renewal fees for short-term loans recorded in 2007 for which there was only $5,000 of comparable income recorded beginning in the fourth quarter of 2006. Early loan payoff fees and miscellaneous fees decreased $31,000.

Income from mortgage banking activities increased $85,000, or 82.7%. Early in 2007, the Bank entered into a correspondent relationship with a national mortgage banking firm. The agreement calls for the Bank to originate fixed rate mortgages on behalf of the correspondent under a fee schedule based on loan volume. Such fees were $104,000 in 2007. Gains from direct sales of mortgage loans decreased $34,000.

Fees from transaction accounts increased 55.1% or $323,000 largely due to a $290,000 net increase in insufficient fund fees. The Bank introduced an overdraft protection program for customers during the second quarter of 2007 which contributed to the increase in insufficient fund fees. ATM fees increased $26,000. All other transaction account fees increased a net amount of $7,000 in 2007 over 2006.

Non-Interest Expense

Total non-interest expense for 2007 was $5,632,000 compared to $4,925,000 for the previous year, an increase of $707,000 in 2007 over 2006.

Salaries and employee benefits expense increased by $288,000 in 2007 over 2006. Salaries and wages increased by $194,000, or 9.1%. In addition to normal salary increases for existing employees, the Bank hired three officer level employees which increased salary expense for 2007 by approximately $115,000. Payroll taxes and employee benefits, group insurance and 401-K plan expense, increased by $32,000 over 2006’s amount. Deferred loan fee credits recorded under FASB Statement 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (“FASB 91”), decreased $62,000 because of a lesser amount of new loans booked in 2007 compared to 2006.

Directors’ fees and expenses increased by $22,000, a 10.8% increase. Meeting fees decreased by $9,000 but directors’ insurance benefits increased by $14,000. FASB 91 credits, an offset to directors’ fees and benefits, decreased by $17,000.

Professional fees more than doubled in 2007 over 2006 increasing from $194,000 in 2006 to $422,000 in 2007. Legal fees, accounting fees, and other costs related to the formation of a holding company in 2007 totaled $155,000. Audit and tax fees increased $60,000. Of this amount, $53,000 was incurred in 2007 to implement the directives of Section 404 of the Sarbanes Oxley Bill of 2002. Other professional fees increased $12,000, of which $7,000 was due to higher fees paid to the Bank’s compliance consultant. The remaining $5,000 increase in other professional fees was due to smaller, one time fees incurred in 2007.

Marketing expenses increased by $60,000 in 2007, primarily due to the cost of radio and television advertising and other Bank image and product promotional activities.

Provision for losses on real estate owned was $101,000 in 2007. In August 2006, the Bank acquired a single family detached home upon which it had a second deed of trust at the first trust holder’s foreclosure sale. A loss allowance of approximately $47,000 was established at that time by a charge against the loan loss allowance. A subsequent evaluation of the fair value of the of the property at the end of 2007 resulted in an additional write down of $101,000.

Income Taxes

Income tax expense decreased $734,000 in 2007 from 2006 due to the significant decrease in pre-tax income in the current fiscal year. The Bank’s effective tax rate (income taxes divided by income before taxes) was 34.3% in 2007 and 39.1% in 2006. The 2007 effective tax rate is lower than 2006 because interest on U.S. government securities, not taxable in the Commonwealth of Virginia, was proportionally higher to pre-tax income in 2007.

For additional information regarding income taxes, see Note 15 to the accompanying Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Virginia Savings Bancorp, Inc.

Front Royal, Virginia

We have audited the accompanying consolidated statements of financial condition of Virginia Savings Bancorp, Inc. (the “Company”) and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virginia Savings Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Baltimore, Maryland

March 24, 2008

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2007	2006
ASSETS
Cash and due from banks	$4,096,011	$5,715,305
Interest earning deposits	681,411	1,132,167
Federal funds sold	263,000	220,000

Total cash and cash equivalents	5,040,422	7,067,472

Investment securities held to maturity	34,009,811	34,010,265
Loans held for sale	532,927	738,286
Loans receivable, net of allowance for loan losses of $702,200 and $477,000 at December 31, 2007 and December 31 2006	111,481,387	128,275,631
Premises and equipment, net	4,714,399	3,499,654
Federal Home Loan Bank of Atlanta stock, at cost	917,300	1,394,500
Investment in Title Company	158,039	—
Accrued interest receivable	930,792	1,159,620
Mortgage servicing rights	241,003	278,538
Foreclosed real estate	653,941	388,699
Other assets	175,874	234,454

Total Assets	$158,855,895	$177,047,119

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$133,230,122	$139,604,246
Advances From Federal Home Loan Bank of Atlanta	11,800,000	23,000,000
Advances from borrowers for taxes and insurance	30,646	54,069
Other liabilities	467,868	614,366

Total Liabilities	145,528,636	163,272,681
Commitments and contingencies

Stockholders’ Equity
Preferred stock, $10.00 par (500,000 shares authorized, 100,000 shares issued and outstanding at December 31, 2007 and 2006.)	1,000,000	1,000,000
Common stock, $1.00 par (5,000,000 shares authorized; 1,899,984 shares issued and outstanding at December 31, 2007 and 2006.)	1,899,984	1,899,984
Additional paid-in capital on common stock	1,266,014	1,266,014
Retained earnings	9,161,261	9,608,440

Total stockholders’ equity	13,327,259	13,774,438

Total Liabilities and Stockholders’ Equity	$158,855,895	$177,047,119

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006
Interest Income
Interest and fees on loans	$8,945,635	$9,800,369
Interest and dividends on investments	1,262,595	1,278,117
Other interest income	161,287	127,497

Total Interest Income	10,369,517	11,205,983

Interest Expense
Interest on deposits	4,206,068	3,467,973
Interest on short term borrowings	1,000,676	1,359,951

Total Interest Expense	5,206,744	4,827,924

Net interest income	5,162,773	6,378,059
Less: Provision for loan losses	408,268	12,714

Net interest income after provision for loan losses	4,754,505	6,365,345

Other Income
Loan fees and late charges	256,636	193,882
Income from mortgage banking activities	188,418	103,146
Fees from transaction accounts	910,333	586,912
Income from title company	33,039	—
All other income	6,763	6,888

Total Other Income	1,395,189	890,828

Non-Interest Expenses
Salaries and employee benefits	2,787,581	2,499,740
Director compensation	228,812	206,569
Occupancy, furniture and equipment expenses	355,265	352,298
Professional fees	422,103	193,886
Data processing expenses	848,294	831,985
Marketing expenses	227,231	167,592
Provision for losses on real estate owned	101,458	—
Other expenses	660,839	672,915

Total non-interest expenses	5,631,583	4,924,985

Income before income tax provision	518,111	2,331,188
Income tax provision	177,787	911,781

Net income	$340,324	$1,419,407

Basic and diluted earnings per share	$0.14	$0.72

Dividends declared per common share	$0.38	$0.28

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR YEARS ENDED DECEMBER 31, 2007 AND 2006

	Preferred Stock	Common Stock	Additional Paid in Capital on Common Stock	Retained Earnings	Total Stockholders’ Equity
Balance - December 31, 2005	$—	$949,992	$1,266,014	$9,729,654	$11,945,660

2 for 1 Stock split in form of a dividend		949,992		(949,992)	—
Issuance of preferred stock	1,000,000				1,000,000
Common stock dividend declared:
$0.28 per share				(534,379)	(534,379)
Preferred stock dividends declared:
$0.56 per share				(56,250)	(56,250)
Net Income	—	—	—	1,419,407	1,419,407

Balance - December 31, 2006	$1,000,000	$1,899,984	$1,266,014	$9,608,440	$13,774,438

Common stock dividends declared:
$0.38 per share				(712,503)	(712,503)
Preferred stock dividends declared:
$0.75 per share				(75,000)	(75,000)
Net Income	—	—	—	340,324	340,324

Balance - December 31, 2007	$1,000,000	$1,899,984	$1,266,014	$9,161,261	$13,327,259

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006
Operating Activities:
Net Income	$340,324	$1,419,407
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	408,268	12,714
Provision for losses on foreclosed real estate	101,458	—
Loans originated for sale	(1,189,232)	(3,826,700)
Proceeds from loans sold	1,393,424	4,220,189
Gains on sale of mortgage loans	(25,346)	(59,322)
Net gain on sale of credit card portfolio	(14,790)	—
Depreciation expense	202,541	195,924
Change in allowances for losses on mortgage servicing rights	—	(5,979)
Amortization of mortgage servicing rights	47,748	62,272
( Increase) decrease in interest receivable	228,827	(191,060)
Deferred income tax (benefit) expense	(244,100)	111,200
Decrease in other assets and liabilities, net	(314,250)	(346,238)

Net cash provided by operating activities	934,872	1,592,407

Cash Flows from Investing Activities:
Net redemption of Federal Home Loan Bank Stock	477,200	302,100
Net decrease in loans receivable	16,230,043	2,444,432
Proceeds from sale of credit card portfolio	267,787	—
Investment in title company	(158,039)	—
Purchase of premises and equipment	(1,417,286)	(169,625)

Net cash provided by investing activities	15,399,705	2,576,907

Cash Flows from Financing Activities:
Net increase (decrease) in deposits	(6,374,124)	3,534,027
Decrease in Advances from Federal Home Loan Bank (11,200,000)	(8,000,000)
Sale of preferred stock	—	1,000,000
Dividends declared	(787,503)	(590,629)

Net cash used by financing activities	(18,361,627)	(4,056,602)

Net increase (decrease) in cash and cash equivalents	(2,027,050)	112,712
Cash and cash equivalents at beginning of period	7,067,472	6,954,760

Cash and cash equivalents at end of period	$5,040,422	$7,067,472

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$5,253,748	$4,823,550
Income taxes	$430,087	$807,481

Non-cash transfer to foreclosed real estate	$445,006	$361,548

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements

Note 1 – Organization and Business

Virginia Savings Bancorp, Inc. (“the Company”) is a Virginia corporation organized in April, 2007 to serve as a savings and loan holding company. The Company received its final regulatory and stockholder approvals in, and became active, in November, 2007. We have one savings bank subsidiary, Virginia Savings Bank, F.S.B. (“the Bank”). The Bank has a wholly owned subsidiary, Virginia Savings Service Corporation (“VSSC”) that has been inactive since 1997.

The Company’s only significant asset is its investment in the Bank. Currently the Company does not engage in business activities other than its ownership of the Bank.

The Bank’s primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank faces competition from other financial institutions and is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Note 2 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation and Principles of Consolidation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowances for loan and foreclosed real estate losses, the valuation of mortgage servicing rights, and the evaluation of investment securities for other than temporary impairment.

The consolidated financial statements of the Company include the accounts of the Company, Bank and VSSC. All inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal funds and interest earning deposits. Generally Federal funds are sold for one-day periods.

Cash and cash equivalents include interest earning deposits in the Federal Home Loan Bank of Atlanta (“FHLB”) of $681,000 and $1,132,000 at December 31, 2007 and 2006, respectively. There were no other interest earning assets included in cash and cash equivalents at those dates.

The Bank is a quarterly filer with the Federal Reserve Bank with regard to reserves on its deposits. At December 31, 2007 and 2006, the Bank’s reserve requirement was $451,000 and $609,000, respectively. The Bank satisfies its reserve requirement through its usable vault cash and account balances at the Federal Reserve Bank that are in excess of its minimum clearing balance.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 2 – Summary of Significant Accounting Policies, Continued

Investments Held to Maturity

The Bank accounts for investment securities and mortgage backed securities at amortized cost since management has the ability and positive intention to hold them to maturity. Amortization of related premiums and accretion of discounts is computed using a method that approximates the interest method over the life of the security. Gains and losses on the sale of investment securities and mortgage backed securities are determined using the specific identification method.

Federal law requires member institutions of the FHLB system to hold stock of its district FHLB according to predetermined formulas. This restricted stock is carried at cost.

Declines in the fair value of securities below their cost that are determined to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary losses, management considers the length of time and extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Bank to hold the securities until the earlier of market price recovery or until the securities mature.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value using the aggregate method. The fair value of loans held for sale is based on observable market prices of similar loans with comparable financial characteristics. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains and losses on sale of loans are determined using the specific identification method.

Loans Receivable

Loans receivable that management has the intent and the ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding balances, net of any allowance for losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) over the contractual life of the related loans.

Accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or when management has serious doubts about the further collectability of principal or interest even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or is well secured. When a loan is placed on non-accrual status, unpaid interest previously credited to income is reversed. Payments received on non-accrual loans are either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current and the loan has performed in accordance with its contractual terms for a reasonable period of time such that the ultimate collectability the total contractual principal and interest is no longer in doubt.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 2 – Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses

An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the Commonwealth of Virginia. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance for losses on loans consists of specific and general components. The specific component relates to loans that are classified sub-standard or doubtful. For such loans that are also classified as impaired, an allowance is provided when the observable market price or collateral value, less anticipated disposal costs, of the impaired loan is lower than the carrying value of the loan. If no market price or collateral value is available, the Bank uses discounted cash flow analysis to determine the realizable value of the loan. The general loss component provides for losses on non-classified loans and is based on historical loss experiences adjusted for qualitative factors.

It is the Bank’s general policy to consider loans impaired when they become 90 days delinquent, but earlier classification may occur if the borrower exhibits signs of financial distress or if the collateral property decreases in value. Management evaluates the significance of delinquency, financial distress and collateral value declines on a case-by-case basis and considers the reasons for delinquency, the borrower’s payment history, absence or presence of third party guarantees, and the amount of principal and interest owed. Impairment is measured on a loan by loan basis for non-residential mortgages, construction loans, land loans and commercial loans using the methodologies outlined above.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. The Bank does not individually identify consumer and residential loans for impairment unless such loans are the subject of a restructuring agreement, or exceed pre-defined principal balance amounts.

Significant Group Concentrations of Credit Risk

The Bank has significant concentrations of credit risk in four loan products each of which individually exceeds common shareholders’ equity. These loan products are home equity lines of credit, balloon loans, non-residential real estate loans and builder construction loans. Of particular concern to management and the board of directors is the concentration of loans to builders for the speculative construction of homes, which at December 31, 2007 approximated $12.9 million. Home equity lines of credit and balloon lines are collateralized by residential one-to-four family properties, and had balances of approximately $12.2 million and $27.0 million, respectively, at December 31, 2007. See Note 4, Loans Receivable.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 2 – Summary of Significant Accounting Policies, Continued

Off-Balance Sheet Financial Instruments and Guarantees

In the ordinary course of business, the Bank is a party to off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the statement of condition when they are funded.

The Bank issues stand-by letters of credit that are unconditional commitments by the Bank guaranteeing performance by a customer to a third party. These guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loans to customers.

The Bank also issues standard representations, warranties and indemnifications in the course of selling mortgage loans. The Bank has not been required to act on such guarantees in the past and does not believe that any payments pursuant to them would materially change the Bank’s financial condition or results or operations as presented herein.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Assets are depreciated over their estimated useful lives as follows:

Buildings	39 years
Building improvements	5 – 39 years
Furniture and equipment	5 –10 years
Computer equipment	3 – 7 years
Automobiles	5 years

Mortgage Servicing Rights

The Bank capitalizes as an asset mortgage-servicing rights created by the sale of loans in the secondary market if servicing is retained. The balance includes mortgage servicing rights for loans originated and sold during the year then ended and the unamortized balance of mortgage servicing rights from loans originated and sold in prior periods. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using current pricing data from a correspondent purchaser. For purposes of measuring impairment, the rights are stratified based on the following predominant risk characteristics of the underlying loans: fixed rate loans with similar terms (i.e.; fifteen years, twenty years or thirty years amortization) all originated within the same fiscal year, weighted average interest rates and remaining term to maturity. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 2 – Summary of Significant Accounting Policies, Continued

Foreclosed Real Estate

Real estate owned, including real estate acquired through foreclosure, is initially reported at the fair value of the repossessed asset less estimated selling costs, establishing a new cost basis. Any excess of recorded investment over fair value at the time of acquisition is charged to the allowance for loan losses. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption “Allowance for Loan Losses”. In the event of a subsequent decline, management provides an additional allowance to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred income taxes are recognized for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), Interpretation For Uncertainty in Income Taxes. The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement of Financial Standards No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. As a result of the Company’s evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2007. Should any interest or penalties occur in connection with unrecognized tax benefits, they will be recorded to income tax expense in the Company’s Consolidated Statements of Operations. No interest or penalties were incurred during the year ended December 31, 2007. The tax years subject to examination by Federal and Virginia taxing authorities are the years ended December 31, 2007, 2006, 2005 and 2004.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 2 – Summary of Significant Accounting Policies, Continued

Earnings Per Common Share

Basic net income per share was computed on the weighted average number of shares outstanding. Diluted earnings per share was computed on a weighted average basis under the “if converted” method assuming conversion since March 31, 2006 and for the full year in 2007. The converted shares shown represent the conversion of the Bank’s 100,000 shares of convertible preferred stock which is convertible in the ratio of two shares of common stock to three shares of preferred stock. There was no dilutive impact as the assumed conversion was antidilutive for 2007 and 2006. There were no adjustments to net income in the computation of diluted earnings per share for any of the periods presented. The following table shows the computation of basic earnings per share for the years ended December 31, 2007 and 2006.

	Years Ended December 31,
Basic Earnings Per Share	2007	2006
Net Income	$340,324	$1,419,407
Preferred Stock Dividends	75,000	56,250

Net Income Available to Common Stock	$265,324	$1,363,157
Weighted average shares outstanding	1,899,984	1,899,984
Basic Earnings Per Share	$0.14	$0.72

Advertising

All advertising costs are expensed as incurred.

Recent Accounting Pronouncements

Financial Accounting Standards Board Statement No. 141(R)

Financial Accounting Standards Board (“FASB”) Statement No. 141 (R) “Business Combinations” was issued in December of 2007. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will not have a material impact on the Company’s financial statements in future periods.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 2 – Summary of Significant Accounting Policies, Continued

FASB Statement No. 160

FASB Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” was issued in December of 2007. This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will not have a material impact on the Company’s financial statements in future periods.

Staff Accounting Bulletin 109

Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff’s views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, “Application of Accounting Principles to Loan Commitments.” Specifically, the SAB revises the SEC staff’s views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff’s views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company believes that this new pronouncement will not have a material impact on the Company’s financial statements in future periods.

FASB Statement No. 157

In September 2006, the Financial Accounting Standards Board, (“FASB”), issued Statement of Financial Accounting Standard, (“SFAS”), No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

FASB Staff Position Statement No. 157-2

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that permitted a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company’s operating income or net earnings.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 2 – Summary of Significant Accounting Policies, Continued

FASB No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses for items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument, with a few exceptions, such as investments measured by the equity method; is irrevocable unless a new election date occurs; and is applied only to entire instruments and not to portions of instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The impact to the Company is dependent upon any elections the Company may make in the future to account for the financial instruments at fair value.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s method of presentation.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 – Investment Securities Held to Maturity

Investment securities at December 31, 2007 and 2006 are summarized as follows:

	2007		2006
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities due in 12 months or less:
Federal Agency Securities	$4,000,000	$3,977,012	$—	$—
Securities due beyond one year but within five years:
Federal Agency Securities	29,998,486	29,856,910	33,997,227	32,930,320
FNMA mortgage backed securities	11,325	11,091	13,038	12,776

Total Investments	$34,009,811	$33,845,013	$34,010,265	$32,943,096

A Federal Home Loan Bank bond, carried at $1,000,000 at December 31, 2007 is pledged to secure public deposits. Federal agency bonds carried at $33,000,000 are pledged to secure short term borrowings from the Federal Home Loan Bank of Atlanta.

Below is a schedule of all securities showing unrealized losses as of December 31, 2007 and 2006 all of which were in a loss position for more than 12 months. There were no securities in an unrealized gain position at December 31, 2007 or 2006. At December 31, 2007 and 2006, the Bank held 17 U.S. agency securities and 3 FNMA mortgage backed securities that were in an unrealized loss position. Management evaluates securities for other than temporary impairment no less frequently than quarterly, and more frequently when economic conditions or market concerns warrant such evaluation. The Bank has the ability and intent to hold held to maturity securities until maturity. Management believes that unrealized losses on debt securities were primarily the result of changes in market interest rates subsequent to the purchases of the securities and not indicative of credit quality issues.

	2007		2006
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. Agency Securities (17 securities)	$33,833,922	$164,564	$32,930,320	$1,066,907
FNMA mortgage backed securities (3 securities)	11,091	234	12,776	262

Total Temporarily Impaired Securities	$33,845,013	$164,798	$32,943,096	$1,067,169

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 4 – Loans Receivable

Loans receivable consist of the following:

	December 31,
	2007	2006
Residential Real Estate Loans:
1-4 family mortages	$50,785,480	$56,292,971
1-4 family construction loans	14,016,334	23,265,671
Apartment	3,412,365	3,185,430

	68,214,179	82,744,072
Other Real Estate Loans:
Non-residential mortgages	22,179,814	19,151,378
Land loans	5,899,442	6,994,176
Lines of credit	919,076	654,096

	28,998,332	26,799,650
Commercial Loans
Secured	2,682,733	3,662,291
Unsecured	1,960,354	2,260,400

	4,643,087	5,922,691
Consumer Loans
Secured	9,380,582	12,088,850
Unsecured	915,577	922,975
Credit cards	—	251,526

	10,296,159	13,263,351
Deferred loan origination costs	31,830	22,867
Allowance for loan losses	(702,200)	(477,000)

	$111,481,387	$128,275,631

The following sets forth information regarding the allowance for loan losses:

	Year Ended December 31,
	2007	2006
Balance at beginning of year	$477,000	$587,000
Charge-offs	(196,051)	(128,446)
Recoveries	12,983	5,732
Provision charged to income	408,268	12,714

Balance at end of year	$702,200	$477,000

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 4 – Loans Receivable, Continued

Loans receivable carried at $70,446,817 are pledged to secure short term borrowings from the FHLB. Not all loans in a given classification may be pledged as collateral for FHLB purposes. Loans to insiders and delinquent loans are ineligible for FHLB collateral purposes. The types and amounts of pledged loans are as follows:

	Loan Receivable Pledge
	Carrying Amount	Collateral Value
1-4 Family first trust mortgages	$33,164,467	$26,531,574
Home equity lines of credit	11,489,626	5,744,813
Apartment loans	3,412,365	1,706,183
Non-residential real estate loans	22,380,359	11,190,180

Total	$70,446,817	$45,172,750

The following is a summary of information pertaining to impaired and non-accrual loans:

	December 31,
	2007	2006
	(In thousands)
Impaired loans without a valuation allowance	$4,527	$64
Impaired loans with a valuation allowance	604	—

Total impaired loans	$5,131	$64

Valuation allowance related to impaired loans	$89	$—

Total non-accrual loans	5,131	64
Total loans past due ninety days or more and still accruing	—	—

Average investment in impaired loans	$1,584	$115
Income recognized on impaired loans	13	4
Income recognized on a cash basis on impaired loans	$13	$4

The Bank is not committed to lend additional funds on the above non-accrual loans at December 31, 2007.

The Bank has extended credit to some of its directors/officers and their business interests in the ordinary course of business on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparative transactions with unrelated parties.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 4 – Loans Receivable, Continued

A summary of the activity of these loans for the year ended December 31, 2007 is as follows:

Balance at beginning of year	$85,833
Plus new extensions of credit	—
Less repayments/reductions	(21,374)

Balance at end of year	$64,459

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments consist of outstanding mortgage loan commitments, letters of credit and lines of credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position.

The contract amounts of these instruments represent the extent of involvement the Bank has in each class of financial instrument.

Financial Instruments Whose Contract Amounts Represent Credit Risk

	Contract Amounts at December 31,
	2007	2006
Loan commitments	$2,633,350	$3,197,800
Standby letters of credit	268,859	703,753
Lines of credit – secured by real property	14,107,216	14,341,336
Lines of credit – secured by other collateral	618,636	766,710
Lines of credit – unsecured	2,254,127	2,818,174

	$19,882,188	$21,827,773

The Bank had outstanding commitments to originate mortgage loans secured by real property, exclusive of the undisbursed portion of loans in process, of $2,633,350 at December 31, 2007, all of which expire within one year. These commitments consist of fixed rate loans in the amount of $592,000 with rates varying from 6.00% to 8.50%. There are also commitments for $280,000 of variable rate construction loans at prime.

Commitments to originate other real estate loans total $1,759,350 and have interest rates varying between 6.75% and 7.25%.

Letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party. These guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. The Bank’s exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses essentially the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. All of these letters of credit will expire within the next eleven months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments. The Bank may require collateral and personal guarantees supporting these conditional obligations as deemed necessary. Management believes that the personal guarantees would be sufficient to cover any remaining outstanding balances required under the corresponding guarantees. Letters of credit totaled approximately $269,000 at December 31, 2007.

Lines of credit are loan commitments to individuals and companies and have fixed expiration dates as long as there is no violation of any condition established in the loan contract. The Bank evaluates each customer’s credit worthiness on a case-by-case basis.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 4 – Loans Receivable, Continued

The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2007 and 2006, as a liability for credit loss.

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2007 and 2006, respectively, were $33,093,615 and $37,794,185.

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $515,000 and $536,000 at December 31, 2007 and 2006, respectively.

Note 5 – Premises and Equipment

Premises and equipment at December 31, 2007 and 2006 are summarized by major classifications as follows:

	December 31,
	2007	2006
Land	$2,031,265	$1,138,547
Buildings and improvements	3,234,265	2,813,913
Furniture and equipment	1,685,271	1,581,056

	6,950,801	5,533,516
Less accumulated depreciation	2,236,402	2,033,862

Total	$4,714,399	$3,499,654

The Company has no material lease commitments.

Note 6 – Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the FHLB. The FHLB’s current capital plan requires member institutions to maintain capital stock based on two components. The first component is a stock requirement that is equal to 0.20% of the member’s total assets as of the preceding yearend. The second component is a stock requirement that is equal to 4.50% of the member’s outstanding borrowings. Purchases and sales of stock are made directly with the FHLB at par.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 7 – Investment in Title Company

During the quarter ended March 31, 2007, the Bank made a $158,000 investment in Bankers Title Shenandoah, L.L.C. (“BTS”) which it accounts for using the cost method. BTS is a title insurance company organized by the Virginia Bankers Association. The Bank’s investment is approximately 9% of the total equity of BTS.

Note 8 – Accrued Interest Receivable

The components of accrued interest receivable are follows:

	December 31,
	2007	2006
Interest on loans	$590,641	$721,281
Interest on investments and interest bearing deposits	340,105	438,286
Interest on mortgage backed securities	46	53

	$930,792	$1,159,620

Note 9 – Mortgage Servicing Rights

Following is an analysis of the activity in mortgage servicing rights during the year:

	2007	2006
Balance January 1,	$278,538	$302,000
Additions	10,213	32,831
Reduction in valuation allowance on mortgage servicing rights	—	5,979
Amortization	(47,748)	(62,272)

Balance December 31,	$241,003	$278,538

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 10 – Foreclosed Real Estate

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses on foreclosed assets is as follows:

	Year Ended December 31,
	2007	2006
Balance at the beginning of the year	$46,500	$—
Initial valuation upon acquisition*	100,806	46,500
Provision for losses	101,458	—
Charge-offs	—	—
Recoveries	—	—

Balance at end of the year	$248,764	$46,500

*	Charged against allowance for loan losses.

Expenses applicable to foreclosed assets include the following:

	Year Ended December 31,
	2007	2006
Provision for losses	101,458	—
Operating expenses, net of rental income	48,075	4,877

Total	$149,533	$4,877

Note 11 – Deposits

Deposits in the Bank as of December 31, 2007 and 2006 consisted of the following:

	2007		2006
	Amount	Percent	Amount	Percent
Category
Non-interest bearing deposits	$5,902,920	4.4%	$10,079,080	7.2%
Checking and money market accounts	22,819,115	17.1%	25,828,124	18.5%
Savings accounts	17,245,208	12.9%	19,032,811	13.6%
Certificates of deposit	87,253,621	65.6%	84,659,860	60.7%
Accrued interest	9,258	0.0%	4,371	0.0%

Total Deposits	$133,230,122	100.0%	$139,604,246	100.0%

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $20,679,000 and $19,205,000 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, there were no brokered deposits.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 11 – Deposits, Continued

At December 31, 2007, scheduled maturities of certificates of deposit were as follows:

Year Ending December 31,
2008	2009	2010	2011	2012	Total
$69,531,933	$11,169,178	$5,131,779	$605,075	$815,656	$87,253,621

Interest expense on deposits is summarized as follows:

	Year Ended December 31,
	2007	2006
Checking and money market accounts	$75,983	$61,750
Savings accounts	232,089	200,571
Certificates of deposit	3,897,996	3,205,652

	$4,206,068	$3,467,973

Note 12 – Advances From Federal Home Loan Bank of Atlanta

The Bank has an available line of credit with the Federal Home Loan Bank of Atlanta that is equal to 40% of the previous quarter’s ending balance of assets. The Bank’s eligibility to borrow in excess of 22% of assets is subject to its meeting certain eligibility criteria outlined in the FHLB’s credit and collateral policy. At December 31, 2007, the Bank’s available credit, under the 22% eligibility limit, was approximately $35.0 million. The borrowings on the line of credit, which has no expiration date, must be secured by lendable collateral value equal to at least 100% of the total advances outstanding. The Bank has pledged $33,000,000 of U.S. Government agency securities that are carried at par on the Bank’s books as collateral for its advances. Such securities are assigned a collateral value by the FHLB that is equal to 97% of their current fair value. In addition, the Bank has pledged approximately $70 million of loans receivable as additional collateral. Such loans have been assigned a collateral value of approximately $45 million by the FHLB. Borrowings from the FHLB were $11,800,000 and $23,000,000 at December 31, 2007 and December 31, 2006, respectively and consisted of the following:

Advances from the Federal Home Loan Bank of Atlanta as of December 31, 2007

Type	Amount	Maturity Date	Interest Rate
Fixed Rate	5,000,000	2/11/2008	5.25%
Fixed Rate	5,000,000	5/12/2008	5.10%
DRC*	1,800,000	8/11/2008	*

	11,800,000

*	Daily Rate Credit - rate adjusts daily and is approximately 30 to 40 basis points above the FHLB’s overnight investment rate that is comparable to the federal funds rate.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 12 – Advances From Federal Home Loan Bank of Atlanta, Continued

Advances from the Federal Home Loan Bank of Atlanta as of December 31, 2006

Type	Amount	Maturity Date	Interest Rate
Fixed Rate	5,000,000	2/12/2007	5.42%
Fixed Rate	5,000,000	8/10/2007	5.38%
Fixed Rate	5,000,000	11/13/2007	5.41%
DRC*	8,000,000	8/10/2007	5.50%

	23,000,000

*	Daily Rate Credit - rate adjusts daily and is approximately 30 to 40 basis points above the FHLB’s overnight investment rate that is comparable to the federal funds rate.

The Bank also has a $4.6 million credit facility with the Community Bankers’ Bank of Richmond, Virginia for the purchase of federal funds which may be outstanding for a maximum period of thirty days and which has a maturity date of July 31, 2008. At December 31, 2007 and 2006, the Bank had no outstanding borrowings from the Community Bankers’ Bank.

Note 13 – Stockholders’ Equity

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to total assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital standards applicable to well capitalized financial institutions. The most recent notification from the OTS also categorizes the Bank as well capitalized.

The Office of Thrift Supervision (“OTS”) added an interest rate risk component to the regulatory capital requirements effective January 1, 1994. The rule requires additional capital to be maintained if the Bank’s interest rate risk exposure, measured by the decline in the market value of the Bank’s net portfolio value, exceeds 2% of assets as a result of a 200 basis point shift in interest rates. As of December 31, 2007, the Bank was not subject to the interest rate risk requirement.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 13 – Stockholders’ Equity, Continued

OTS regulations reserve the right to limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during the year to the extent that (i) following the capital distribution, the Bank will not be undercapitalized, significantly undercapitalized or critically undercapitalized (ii) the capital distribution does not raise safety or soundness concerns, and (iii) the capital distribution does not violate a prohibition in any statute, regulation, agreement between the Bank and the OTS, or a condition imposed on the Bank by the OTS.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, its regulatory capital requirement or the accumulated bad debt deduction.

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years through December 31, 1987. If the amounts, which qualified as deductions for federal income tax purposes prior to December 31, 1987, are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate and mortgage loans must be maintained at the December 31, 1987 level to receive current tax deductions for loan losses. Retained earnings at December 31, 2007 and 2006 include $268,000, for which no provision for income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $102,000.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 13 – Stockholders’ Equity, Continued

The following table presents the Bank’s capital position at December 31, 2007 and 2006.

	Capital Amounts		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Actual Amount	% of Assets	Required Amount	% of Assets	Required Amount		% of Assets
December 31, 2007
Tangible (1)	$13,300,018	8.37%	$2,382,430	1.50%	$	N/A	N/A
Tier I (2)	12,300,018	11.03%	N/A	N/A		6,692,326	6.00%
Core (1)	12,300,018	7.74%	6,353,146	4.00%		7,941,433	5.00%
Total (2)	13,913,418	12.47%	8,923,101	8.00%		11,153,876	10.00%

	Tangible Capital	Core Capital	Total Capital
Total stockholders’ equity / Risk weighted capital	$13,327,259	$13,327,259	$13,327,259
Preferred stock	—	(1,000,000)	—
Non-includable assets	(27,241)	(27,241)	(27,241)
Allowance for loan losses	—	—	613,400

Total Adjusted Capital	$13,300,018	$12,300,018	$13,913,418

Total assets / Total risk weighted assets	$158,855,895	$158,855,895	$111,538,759
Non-includable assets	(27,241)	(27,241)	—

Adjusted Total Assets	$158,828,654	$158,828,654	$111,538,759

December 31, 2006
Tangible (1)	$13,747,197	7.77%	$2,655,298	1.50%	$	N/A	N/A
Tier I (2)	12,747,197	10.39%	N/A	N/A		7,359,232	6.00%
Core (1)	12,747,197	7.20%	7,080,795	4.00%		8,850,994	5.00%
Total (2)	14,224,197	11.60%	9,812,309	8.00%		12,265,386	10.00%

	Tangible Capital	Core Capital	Total Capital
Total stockholders’ equity / Risk weighted capital	$13,774,438	$13,774,438	$13,774,438
Preferred stock	—	(1,000,000)	—
Non-includable assets	(27,241)	(27,241)	(27,241)
Allowance for loan losses	—	—	477,000

Total Adjusted Capital	$13,747,197	$12,747,197	$14,224,197

Total assets / Total risk weighted assets	$177,047,119	$177,047,119	$122,681,103
Non-includable assets	(27,241)	(27,241)	(27,241)

Adjusted Total Assets	$177,019,878	$177,019,878	$122,653,862

(1) To adjusted total assets
(2) To risk-weighted assets

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 14 – Employee Benefit Plan

The Bank has a 401(k) Retirement Savings Plan which is offered to all Bank employees age twenty-one or older who have completed ninety days of service. Employees may contribute a percentage of their salary up to a maximum of 10%. The Bank may contribute up to 50% of the employee’s contribution, not to exceed 3% of the employee’s annual salary. The net cost for the years ended December 31, 2007 and 2006 was $32,529 and $26,068, respectively.

Note 15 – Income Taxes

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2007	2006
Current expense:
Federal	$420,933	$737,635
State	954	62,946
Deferred (benefit) expense
Federal	(220,800)	100,400
State	(23,300)	10,800

Total provision	$177,787	$911,781

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	Year Ended December 31,
	2007		2006
Federal income tax at statutory rate	176,200	34.0%	792,604	34.0%
State tax net of federal income tax benefit	(14,778)	-2.9%	45,191	1.9%
Other, net	16,365	3.2%	73,986	3.2%

Effective income tax rate	177,787	34.3%	911,781	39.1%

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 15 – Income Taxes, Continued

	Year Ended December 31,
	2007	2006
Deferred Tax Assets:
Allowance for loan losses	$266,555	$187,881
Allowance for losses on REO	94,431	—
Reserve for uncollected interest	46,426	607
Other	5,253	897

Total gross deferred tax assets	412,665	189,385

Deferred Tax Liabilities:
Mortgage servicing rights	(91,485)	(105,733)
Accelerated depreciation	(175,980)	(166,130)
Other	—	(16,422)

Total gross deferred tax liabilities	(267,465)	(288,285)

Net deferred tax asset (liability)	$145,200	$(98,900)

Note 16 – Disclosures About Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds sold and interest-bearing deposits in other banks due to the short-term nature of these investments. Fair value is based upon market prices quoted by dealers for investment securities including mortgage backed securities. The carrying amount of FHLB stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the OTS Quarterly Interest Rate Risk Exposure Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities. The fair value of short-term FHLB advances, all with original terms of one year or less, is the amount payable at the reporting date.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 16 – Disclosures About Fair Value of Financial Instruments, Continued

The carrying amounts for interest receivable and payable approximate their fair value at the balance sheet date. The fair value of mortgage servicing rights is based upon observable market prices when available or the present value of expected future cash flows when not available. Assumptions such as loan default rates, costs to service and prepayment speeds significantly impact the estimate of future cash flows.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including loan commitments and letters of credit. The off-balance sheet fair values are based on fees charged for similar agreements.

The estimated fair values of the Bank’s financial instruments are as follows:

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets	(In Thousands)		(In Thousands)
Cash and cash equivalents	$5,040	$5,040	$7,067	$7,067
Investment securities held to maturity	34,010	33,845	34,010	32,943
Loans held for sale	533	538	738	745
FHLB of Atlanta stock, at cost	917	917	1,395	1,395
Loans receivable, net	111,481	112,466	128,276	127,855
Accrued interest receivable	931	931	1,160	1,160
Mortgage servicing rights	241	241	279	279

Financial Liabilities
Deposits	133,230	133,361	139,604	139,201
FHLB Advances	11,800	11,800	23,000	23,000
Accrued interest payable	59	59	104	104

Financial Instruments - Off Balance Sheet	$—	$—	$—	$—

Note 17 – Related Party Transactions

A director provides real estate appraisal and inspections services to the Bank. He received $76,435 and $122,260 for those services in the years ended December 31, 2007 and 2006, respectively.

Directors
Samuel J. Baggarly Accountant in Private Practice

Kent E. Coons Appraiser

Webb Davis Owner, Davis Paving Company

W. Michael Funk President & Chief Executive Officer Virginia Savings Bancorp, Inc. & Virginia Savings Bank, FSB

J. William Gilliam Attorney J. William Gilliam, PC

Francis D. Hall Retired Partner Royal Palace Cleaners & Laundry

Arnold M. Williams Retired Appraiser

David L. Wines Owner, Wines Bookkeeping Service

Standing Committees of the Board
Executive and Loan Committees:
Samuel J. Baggarly
Kent E. Coons
Webb Davis
W. Michael Funk
J. William Gilliam
Francis D. Hall
Arnold M. Williams
David L. Wines

Audit Committee:
Samuel J. Baggarly
Webb R. Davis
J. William Gilliam
David L. Wines

Salary and Personnel Committee:
Francis D. Hall
Arnold M. Williams
David L. Wines

Officers

Virginia Savings Bancorp, Inc.:
Francis D. Hall	Chairman
W. Michael Funk	President & Chief Executive Officer
Noel F. Pilon	Senior Vice President, Chief Financial Officer & Secretary

Virginia Savings Bank, FSB:
J. William Gilliam	Chairman
W. Michael Funk	President & Chief Executive Officer
Noel F. Pilon	Senior Vice President, Chief Financial Officer & Secretary
Theresa B. Catlett	Senior Vice President & Compliance Officer
Thomas J. Boyd, III	Vice President
Donald Bush	Vice President
Lori H. Eversole	Vice President
Joseph C. Hirst	Vice President
Katrina K. Meade	Vice President
Walter B. Stine	Vice President
James Winkfield	Vice President
Sharon Coffman	Assistant Vice President
Shelva M. Grant	Assistant Vice President
Judith D. Henry	Assistant Vice President
Lindsey F. Lockley	Assistant Vice President & Controller
Carol McVeigh	Assistant Vice President
Pamela G. Morrison	Assistant Vice President
Theresa Riker	Assistant Vice President
Jaynelle Walker	Assistant Vice President

Corporate Information

Corporate Headquarters
600 Commerce Avenue
Front Royal, Virginia 22630
(540)635-4137 www.virginiasavingsbank.com

Branch Offices
600 Commerce Avenue	1001 Main Street
Front Royal, Virginia 22630	Woodstock, Virginia 22664
(5400 635-4137	(540) 459-2105

202 Boscawen Street	234 Weems Lane
Winchester, Virginia 22601	Winchester, Virginia 22601
(540) 667-2660	(540) 667-6777

33230 Old Valley Pike
Strasburg, Virginia 22657
(540) 465-9292

Transfer Agent & Registrar	Independent Auditor
Virginia Savings Bank, FSB	Beard Miller Company LLP Suite 404 100 West Road Baltimore, Maryland 21204-2368
Attention: Noel F. Pilon
Post Office Box 1238
Front Royal, Virginia 22630

Form 10-KSB	Attorneys
A copy of the Company’s Form 10-KSB may be obtained by stockholder written request to:	LeClair Ryan Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219
Noel F. Pilon
Virginia Savings Bank, FSB
Post Office Box 1238
Front Royal, Virginia 22630