Form 10-K, Exhibit 13
period 2008-12-31
Virginia Savings Bancorp, Inc.
filed 2009-04-30
CIK 1396712

Exhibit 13.0

VIRGINIA SAVINGS BANCORP, INC.

ANNUAL REPORT

YEAR ENDED

DECEMBER 31, 2008

Contents

Five Years at a Glance	3

Letter to Shareholders	4

Selected Financial Data	6

Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Forward-Looking Statements	7

Overview of Performance	7

Critical Accounting Policies	7

Financial Condition	9

Results of Operations, 2008 Compared to 2007	12

Report of Independent Registered Public Accounting Firm	17

Consolidated Financial Statements	18

Directors and Officers	51

Corporate Information	53

FIVE YEARS AT A GLANCE

($ in Millions)

LETTER TO SHAREHOLDERS

March 31, 2009

Dear Shareholder,

It is hardly possible to pick up a newspaper or turn on a television set without being bombarded with the latest depressing news about the economy and the banking industry in particular. The news is full of the latest bail out with costs that have more zeros in them than most of us, including those of us in banking who are used to dealing with big numbers, can fathom and which make the savings and loan crisis of the early 1980’s look like a cake walk. Companies that were once icons in the financial services industry have been forced to merge with other, more stronger, companies and the banks that engaged in the worst lending practices are no longer in business. In this troubling and worrisome environment, it is important that you understand how your Company is doing. We are committed to keeping you, our shareholder, informed of our plans and progress in these challenging times in the banking industry. It’s not pretty, but here it is.

During 2008, we incurred a loss of $956,000. This loss was the result of the severe real estate market collapse combined with the general deterioration of the economy. In the accompanying annual report, we lay out for you in greater detail the factors that have negatively influenced our results for the year. The financial impact of managing problems assets was the primary reason for our 2008 loss. We booked an extraordinarily high loan loss provision in 2008, $1,771,000. This is approximately 4.3 times our 2007 loss provision of $408,000, and almost 20 times our average loan loss provision of $91,000 for the three previous fiscal years. We had a net gain of $804,000 on foreclosed real estate, but that was largely offset by $712,000 of real estate expense. These three problem asset related items contributed $1,678,000 to our net pre-tax loss. Pre-tax income from all other sources was a positive $256,000.

A lack of loan growth, pressure on our net interest income from falling interest rates, and an increase in non-earning assets caused the slowdown in income from routine banking business. You have undoubtedly heard that banks are not lending. Businesses and households in our marketing area have, for lack of a better term, pulled in their horns and are cautious about taking on new debt. We would be delighted to make good loans, and we are ready, willing and able to do so. We are well capitalized, entirely deposit funded, and liquid. We believe that the markets will eventually come back and allow us to return to what we do best – service the borrowing needs of our customers.

The much more challenging situation that we had to address in 2008 was managing problem assets. We have taken a disciplined approach to problem assets which emphasizes early identification of problem loans and quick action to protect the Bank’s interests. Unfortunately, this has led us having to initiate foreclose action upon approximately $6.9 million of loans over the past year. Of this amount, approximately $5.0 million was acquired by the Bank and recorded as foreclosed real estate. The remaining $1.9 million was sold at trustee sales to non-affiliated bidders. Our portfolio of retail loans, home mortgages, automobile loans and other types of consumer loans, have performed well and we see no more delinquencies than we have in recent good years. Our biggest problem asset area has been loans to small home builders who have not been able to sell homes or building lots from inventory because of the collapse of house prices. One of the benefits of being a community bank is that we know our customers well and are in the position of being able to assess their situations reasonably well. It has been distressful for both us and our customers with whom we have done business for years to come to a breaking point where the builder, who has made strong efforts to sell homes by decreasing prices or to rent the homes on a temporary basis, has exhausted his financial resources and cannot continue to make the payments necessary to service his debts.

In the midst of such a disappointing year for your Company, it is difficult for us to point to much in the way of good news. One of the few things that we can point to with a glimmer of hope is where we currently stand with regard to problem loans. One of our key indicators is the dollar balances of loans that we have put in a non-accrual status with regard to interest income receivable. Comparative figures for December 31, 2007 versus 2008 indicate that such loans are down approximately fifty percent from where we were one year ago. While this is encouraging, the caveat we must share is that this is a continuing period of uncertainty, and today’s well performing loan may very well be tomorrow’s problem asset.

There is one more important message that I need to convey to you in this letter, and that is to express my appreciation and that of our board of directors to the Company’s employees for their support and understanding during a stressful period. In the face of declining revenues and high problem asset expenses, we have reduced our operating costs wherever we can without negatively affecting customer services. Our biggest cost is employee compensation. We have reduced staffing costs by not replacing people who left the Bank through normal attrition and all of us have taken a reduction in pay. I thank the Bank’s employees for their understanding, support and their hard work.

I understand that there are many questions and uncertainties in everyone’s minds these extraordinary times and about the Bank and where we are headed. As your board of directors and management attempt to navigate these treacherous waters, please know that our priorities are to address problem assets aggressively, return to profitable operating results, and preserve shareholder value. In this regard, it is important for you to know that we have never engaged in the risky business of sub-prime lending, and that despite the operating loss that we incurred in 2008, the Bank remains well capitalized. The Bank did experience shrinkage during the past year due to the lack of lending opportunities. A side benefit to this shrinkage is that it helped up to maintain our well capitalized status because it gave us a smaller asset base from which we calculate our regulatory capital needs.

In closing, we thank you for your generous support in the past. We ask for your continued support and patience as we work our way through these truly unprecedented economic times.

Respectfully yours,

/s/ W. Michael Funk
W. Michael Funk
President and Chief Executive Officer

SELECTED FINANCIAL DATA					Table 1
Dollars in thousands except per share data

Years Ended December 31	2008	2007	2006	2005	2004
		Restated (1)	Restated (1)
Results of Operations:
Total Interest Income	$7,755	$10,370	$11,206	$9,239	$7,643
Total Interest Expense	3,724	5,207	4,828	3,056	2,025
Net Interest Income	4,031	5,163	6,378	6,183	5,618
Provision for Loan Losses	1,771	408	13	174	85
Other Income	2,248	1,395	888	933	963
Operating Expenses	5,931	5,632	4,922	4,564	4,399
Income Tax Expense (Benefit)	(542)	178	912	820	760
Income (loss) Before Dividends on Preferred Stock of Subsidiary	(881)	340	1,419	1,558	1,337
Dividends on Preferred Stock of Subsidiary	75	75	56	—	—

Net income (loss)	$(956)	$265	$1,363	$1,558	$1,337

Per Share Data:
Net Income, Basic and Diluted	$(0.50)	$0.14	$0.72	$0.82	$0.71
Book Value	6.36	7.01	7.25	6.29	5.84
Common Stock Dividends Declared	0.12	0.38	0.28	0.38	0.38
Dividend payout ratio	N/A	268.9%	39.1%	45.7%	53.2%

Financial Condition:
Year End Balances:
Total Assets	$135,780	$159,001	$177,047	$179,704	$150,796
Loans Receivable	102,858	111,481	128,276	130,864	104,755
Investments	8,067	34,010	34,010	34,018	34,024
Deposits	123,155	133,230	139,604	136,070	128,165
Borrowed Funds	—	11,800	23,000	31,000	11,000
Minority Interest of subsidiary	1,000	1,000	1,000	—	—
Stockholders’ Equity	11,089	12,327	12,774	11,946	11,100

Ratios:
Return on Average Assets	-0.65%	0.20%	0.79%	0.94%	0.93%
Return on Average Equity	7.98%	2.55%	10.72%	13.81%	12.65%
Average Equity to Average Assets	8.21%	7.59%	6.96%	6.83%	7.37%

(1)	Information restated from prior periods due to presentation of subsidiary preferred stock as minority interest. See Note 2 to the consolidated Financial Statements.

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

Overview of Performance

Virginia Savings Bancorp, Inc. (“the Company”) is a holding company incorporated in Virginia and headquartered in Front Royal, Virginia. The Company’s banking subsidiary is Virginia Savings Bank, F.S.B. (“the Bank”).

The Company recorded a loss of $956,000 for the year ended December 31, 2008 versus a net income of $265,000 in 2007. Like most financial institutions, the Bank was affected by the economic turmoil that occurred in 2008 that was triggered by the collapse of the real estate market. The Bank has never engaged in sub-prime lending but none-the-less realized losses caused by the rapid decrease in home prices in its market area. For years the Bank has had lending relationships with several small home builders. A few of these builders experienced difficulty selling homes in inventory resulting in foreclosures when they were unable to meet their debt repayment obligations in a satisfactory manner. The acquisition and management of problem assets has significantly impacted the Company’s results of operations in 2008. In addition, the Company’s pre-tax income has been further depressed from the 2007 level due to various factors including a lack of loan growth, interest rate movements that compressed net interest income, and an increase in non-earning assets.

Critical Accounting Policies

The Company’s accounting policies are in accordance with accounting principles generally accepted in the United States and conform to practices generally followed in the banking industry. Certain of these policies involve a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain. Different assumptions in the preparation of these estimates could result in material changes in the Company’s financial position and results of operations. Our judgments and estimates are based upon historical experience and other factors management believes to be reasonable within the context of the circumstances in which they are applied.

There are three areas of accounting policy and practice that are particularly sensitive to management’s judgment and in which significant estimates are used. These are allowances for losses on loans, allowances for losses on foreclosed real estate, and other than temporary impairment of investment securities. Other accounting policies also involve the use of judgment and significant estimates but the impact of these processes are not material to the Company’s financial condition or results of operations.

The Financial Accounting Standards Board (“FASB”) Statement Number 114, Accounting by Creditors for Impairment of a Loan (“FASB 114”), provides guidelines for the valuation of impaired loans. More extensive guidelines have been published by bank regulatory bodies. The latter provide for the classification of problem loans as sub-standard, doubtful and loss. There is also a regulatory special mention category for performing loans that are the subject of heightened management concern as potential problem loans.

It is the Bank’s general policy to place loans in a non-accrual status when they become 90 days delinquent. Loans may, however, be placed in a non-accrual status regardless of their term of delinquency if the borrower exhibits signs of financial distress or if the collateral property decreases in value significantly below the loan balance. Generally, if a borrower has multiple loans, all of his loans, including currently performing loans, will be placed in a non-accrual status if there are indications that the borrower is having serious financial difficulties. Once loans other than low balance consumer loans are placed in a non-accrual status, they are evaluated for individual impairment. At December 31, 2008, the Bank had 19 loans in a non-accrual status with regard to interest income. Of these 19 loans, 17 were evaluated for individual impairment. One of the loans not evaluated for impairment is a small balance consumer loan. The other loan has junior lien holders with loan balances substantially in excess of the Bank’s position who are expected to redeem our loan in full as the result of their foreclosure action in the near future.

The 17 loans evaluated for individual impairment were to five borrowers. The Bank has provided specific loan loss allowances against four of these loans that total $280,000. No loss allowances were required on the remaining loans because management believes they have collateral values that exceed the related loan balances.

Under FASB Statement Number 5, Accounting for Contingencies (“FASB 5”), loan loss allowances on large groups of homogeneous loans are provided based upon the Bank’s historical loss experience for similar types of loans. As part of its loan loss analysis under FASB 5, management also considers concentrations of credit and current economic conditions as they may impact borrowers’ ability to meet their financial obligations.

Management identified four classifications of loans that represent high concentrations of credit. Three of these credit concentration areas fall in a range of 100% to 200% of shareholders’ equity. These loan products are home equity lines of credit, balloon loans, non-residential real estate loans and builder construction loans. Loans to builders for the speculative construction of homes were $6.0 million at December 31, 2008 are less than shareholder equity. Home equity lines of credit and balloon lines are collateralized by residential one-to-four family properties, and had balances of approximately $13.2 million and $34.5 million, respectively, at December 31, 2008. Non-residential real estate loans approximated $19.8 million at December 31, 2008.

During its most recent evaluation of the adequacy of the Company’s general loan allowances conducted as of December 31, 2008, management concluded that the percentage amounts applied to performing loans to derive general loss allowances were adequate as of year-end. We reached that conclusion after consideration of the reduction in non-accrual loans from the levels experienced earlier this year, that balances in high concentration credit areas are diminishing, particularly in builder construction loans, and that there has not been a significant change in environmental factors since the previous evaluation as of September 30, 2008.

Management believes that as of December 31, 2008 the loan loss allowances provided are adequate to absorb the losses inherent in the Bank’s loan portfolio. We, however, caution that continued deterioration of real estate values and general economic conditions may result in the need for further additions to loan loss allowances if collateral values fall below loan balances on non-performing loans, and if home builders and other large borrowers who depend upon sales of real estate properties for repayment of their loans do not realize sufficient cash flows to repay their loans in full when they become due.

While management segments the loan portfolio into several categories for purposes of evaluating the adequacy of loan loss allowances and makes tentative allocations of these allowances to specific loan products, all general loss reserves are available to absorb losses from any sector of the loan portfolio.

The Bank evaluates the fair value of foreclosed real estate. Such evaluations are based upon observable market values of comparable properties obtained through appraisals when available. In the absence of adequate appraisal values, the properties are valued using the discounted present value of the anticipated future cash flows. In addition to the appraisal values, the Bank considers costs which may be necessary to make the property salable, and selling costs to dispose of the property. The net realizable values derived through this process are measured against the recorded book value of the loan. The Bank records foreclosed real estate at fair value less estimated disposal costs at the foreclosure date through a credit to other income if positive or a charge against the general loan loss allowance if negative. Foreclosed real estate properties are evaluated for impairment not less frequently than quarterly after the initial evaluation is performed at the time of acquisition. Any increase to the allowance for losses on foreclosed real estate made after the initial valuation is recorded as an expense. During the year ended December 31, 2008, foreclosed real estate increased $3.0 million.

The Company reviews its investment securities portfolio on a quarterly basis to identify and evaluate investments that have indications of possible other than temporary impairment. Such securities are written down to their fair value when there is impairment in value that is other than temporary. The determination of whether or not other than temporary impairment exists is a matter of judgment. Factors considered in determining whether a loss is temporary include the length of time and the extent to which fair value has been less than the cost basis, the financial condition and credit quality of the security issuer, and the Bank’s ability and intent to hold the investment securities for a period of time sufficient to allow for any anticipated recovery in market value. At December 31, 2008, the Company’s held to maturity investment securities had a fair value that approximates book value.

The Company’s available for sale investment securities had a fair value approximately $88,000 below book value. An unrealized loss in that amount was recorded as a reduction in the securities’ carrying value with an offset to accumulated other comprehensive loss net of a $34,000 provision for income taxes as a component of shareholders’ equity. These unrealized losses are not considered to be other than temporary and are primarily the result of interest rate changes and not credit concerns about the issuers.

Financial Condition

Assets

The total assets of the Company decreased by $23.2 million, a 14.6% decrease from December 31, 2007 total assets. Earning assets, which are detailed below, decreased by $27.8 million.

Earning Assets	Table 2
(In thousands)

	2008	2007	Difference	% Diff.
Interest earning deposits	$6,767	$681	$6,086	893.7%
Federal funds sold	2,067	263	1,804	685.9%
Investment securities	8,067	34,010	(25,943)	-76.3%
Loans held for sale	—	533	(533)	-100.0%
Loans receivable	102,858	111,481	(8,623)	-7.7%
FHLB of Atlanta stock	322	917	(595)	-64.9%

	$120,081	$147,885	$(27,804)	-18.8%

As Table 2 above indicates, a significant portion of the decrease in earning assets resulted from a decrease in investment securities. During the year ended December 31, 2008, the Bank purchased $16.0 million of investment securities and had maturities and calls of securities totaling $41.7 million. The Bank decreased its holdings of investment securities to repay its short-term borrowings and to provide liquidity to reduce its dependence on high cost certificates of deposit. Balances in interest earning deposits and federal funds fluctuate from day to day therefore differences in these balances on the last day of the years are not significant.

The Bank did not originate any loans for resale in 2008. Loans receivable decreased $8.6 million in 2008, of which amount, $3.1 million were loans foreclosed upon. The remaining decrease in loans receivable is due to an excess of principal reductions on existing loans receivable versus new loan disbursements.

The Bank’s holdings of Federal Home Loan Bank of Atlanta (“FHLB”) stock decreased by $595,000 because of the Bank’s decreased use of borrowings from the FHLB in 2008. We are required to hold FHLB stock equal to 4.5% of our outstanding borrowings from the FHLB. See Notes 6 and 12 to the accompanying Consolidated Financial Statements.

The Company’s average capital to average assets ratio for the year ended December 31, 2008 improved to 8.21% from 7.59% for the year ended December 31, 2007 despite the decline in earnings for the current year. The Company’s average assets decreased 13.5% versus a 2.6% decrease in average stockholders’ equity.

Liabilities

During the year ended December 31, 2008, the Bank’s deposits decreased $10.0 million. Certificates of deposit decreased $11.2 million as the Bank reduced the rates paid on these accounts and the funding needs for loans and investment securities decreased during the year. Checking and money market accounts decreased a net amount of 481,000. Savings accounts increased $1,665,000.

The Company did not have any borrowings at the end of 2008 as compared to $11.8 million of short term borrowings at December 31, 2007.

Asset Quality

Asset quality was an area requiring considerable attention from management during the year ended December 31, 2008. At the end of the year, the Bank had $9.6 million of classified assets including $3.7 million of foreclosed real estate. Management took a proactive approach to problem asset resolution and was aggressive in identifying and acquiring when necessary impaired loans. As a consequence, we foreclosed upon $3.1 million of real estate loans in 2008. Because we have been aggressive in managing problem loans, we have reduced non-accrual loans by approximately 50% from the previous yearend. Non-accrual loans were $5.1 million at December 31, 2007 and are currently $1.9 million. Management believes that it has identified all problem loans in loans receivable as of December 31, 2008 and has provided adequate loan loss allowances for potential losses inherent in the loan portfolio. In making this statement, we must caution that we are in a period of great uncertainty regarding the economic and financial conditions nationally and in the Company’s market area. Today’s well-performing loan may very well be tomorrow’s problem asset.

The effect of problem assets upon the Company’s results of operations has been significant. During the year just ended, the Company’s provision for losses on problem assets was in excess of $2.0 million and included $1.8 million in loan loss allowances and $347,000 in provisions for losses on foreclosed real estate. These negative items were partially offset by $804,000 of gains on real estate owned.

Capital Resources

The Bank is subject to the regulatory capital requirements administered by the Office of Thrift Supervision (“OTS”). Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material adverse effect on the Company’s financial statements. The regulations require that banks maintain minimum ratios of tangible, Core and Tier 1 capital to total assets and to risk weighted assets as such assets are defined by the OTS. At December 31, 2008, the Bank met all of the capital requirements for well capitalized financial institutions.

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

During fiscal year 2008, the Bank paid a $500,000 dividend to the Company which allowed it to make dividend payments to its common stock shareholders. In recognition of the difficult economic conditions affecting the Company, it reduced the level of dividends paid to shareholders from the annualized rate of 37.5¢ paid by the Bank in 2007 to 12¢ per share in 2008. The Company’s ability to pay future dividends to its shareholders will depend upon its cash resources, earnings trends and its obligation to support the capital position of the Bank in a prudent manner.

On November 6, 2008, the Company made application to the Department of the Treasury (“Treasury”) to participate in its Capital Asset Purchase Program through its regulator, the Office of Thrift Supervision. Under the Treasury guidelines, the Company was eligible to apply for up to 3.0% of Virginia Savings Bank’s total risk-weighted assets as of September 30, 2008. Management made application for $3,250,000 of preferred shares which was slightly less than the maximum amount allowed under the guidelines. At December 31, 2008, the Bank’s risk-weighted assets had decreased from the September 30, 2008 level by an amount that would reduce the maximum amount available to the Company by approximately $100,000. As of December 31, 2008, the Company’s Capital Asset Purchase Program application was still in process and no information was available as to the Department of the Treasury’s disposition of the application.

Liquidity and Off Balance Sheet Arrangements

Liquidity in a financial institution refers to its ability to meet customer demands for loans and deposit withdrawals. Liquid assets include cash, interest bearing deposits at other banks, federal funds, and readily marketable securities. At December 31, 2008, the Bank had cash and investment securities totaling $20.4 million that were equal to 15.0% of assets. There are $3.0 million of investments included in that amount that are classified as held to maturity. These are short term investments that mature within the first 120 days in 2009, the proceeds of which would be available for liquidity purposes if needed when they mature.

At the end of 2008, there were contractual maturities on loans of approximately $38.1 million that are receivable in one year or less. Other sources of liquidity are new deposits, and funds from operations. Funds can also be obtained through short and long term borrowings. The Bank also has approximately $30 million of pre-approved credit from the FHLB that was available on a same day basis at December 31, 2008. The Bank also has unsecured federal funds facility in the amount of $4.6 million that expires on March 31, 2009.

At December 31, 2008, the Bank had outstanding commitments to originate new loans that totaled $1.2 million. In addition, the Bank has approximately $1.2 million of construction loans in process that it expects to disburse over the next nine months. The Bank also has commitments under open-ended lines of credit of approximately $16.0 million. Under normal circumstances, a significant portion of these lines of credit will expire without being fully drawn down. The total commitment amount does not necessarily represent future cash requirements. Management does not anticipate any difficulties in funding these commitments.

The Bank has approximately $55 million of certificates of deposit that will mature during 2009. In recent years, the Bank has realized a high retention rate on maturing certificates of deposit. Our current situation is such that until the funding demand for new loans increases, the Bank is willing to accept limited amounts of withdrawals from certificate of deposit accounts in order to reduce the interest rates paid for rollovers of existing certificates and new deposits.

Results of Operations - 2008 Compared to 2007

Net Interest Margin

Net interest margin is the difference between interest income and interest expense and represents the Bank’s gross profit margin. Net interest margin is influenced by fluctuations in market interest rates and changes in both the volume and mix of average earning assets and the liabilities that fund those assets. Table 4 presents average balances, related income and expense and average yields and cost data for 2008 and 2007. Table 5 reflects changes in interest income and interest expense resulting from changes in average volume and changes in rates.

Average Balance Sheet	Table 4

	For The Year Ended December 31
	2008			2007
Dollars in thousands	Average Volume	Income/ Expense	Yield/ Rate	Average Volume	Income/ Expense	Yield/ Rate
Assets
Interest Earning Assets
Loans receivable (1)	$108,627	$7,007	6.45%	$120,894	$8,946	7.40%
Investment securities (2)	17,695	620	3.50%	34,010	1,191	3.50%
Other interest earning assets (4)	4,794	108	2.25%	2,239	161	7.19%
FHLB stock	449	20	4.45%	1,200	72	6.00%

Total Interest Earning Assets	$131,565	$7,755	5.89%	$158,343	$10,370	6.55%

Other Assets
Cash and due from banks	5,190			4,433
Premises and equipment, net	5,699			4,098
Accrued interest receivable	534			950
Foreclosed real estate	2,280			—
Mortgage servicing rights	223			265
Other assets	483			734

Total Other Assets	14,409			10,480

Total Assets	$145,974			$168,823

Interest-Bearing Liabilities
Checking accounts	$20,236	$149	0.74%	$19,506	$55	0.28%
Money market accounts	1,854	13	0.70%	2,829	21	0.74%
Savings accounts	18,578	275	1.48%	18,578	232	1.25%
Certificates of deposit	80,193	3,143	3.92%	85,663	3,898	4.55%
Short term borrowings	2,832	144	5.08%	18,533	1,001	5.40%

Total Interest-Bearing Liabilities	$123,693	$3,724	3.01%	$145,109	$5,207	3.59%

Non-interest bearing deposits	$8,762			$8,762
Other Liabilities	539			1,625
Minority interest of subsidiary	1,000			1,000
Stockholders’ Equity (3)	11,980			12,327

Total Liabilities and Stockholders’ Equity	$145,974			$168,823

Net Interest Income/Spread		$4,031	2.88%		$5,163	2.96%

Net interest margin			3.06%			3.26%

(1)	Includes loans held for sale and non-accrual loans.
(2)	Includes mortgage backed securities.
(3)	Average balances are based on average daily balances except for Stockholders’ Equity which is computed on month end balances.
(4)	The yield on other interest earning assets is computed using average daily general ledger balances. Due to the Bank’s issuance of large dollar amounts of cashier checks in 2007, this balance was significantly less than the interest earning balances at our correspondent bank because of float.

Analysis of Change in Net Interest Income Dollars in thousands	Table 5

	Year Ended Dec. 31, 2008 vs 2007 Increase (Decrease) Due to
	Volume	Rate	Vol/Rate	Total
Interest Income On:
Loans Receivable	$(908)	$(1,147)	$116	$(1,939)
Investments Securities	(571)	1	(1)	(571)
Other Int Earning Invest	184	(111)	(126)	(53)
FHLB Stock	(45)	(19)	12	(52)

Total Earning Assets	$(1,340)	$(1,276)	$1	$(2,615)

Interest-Bearing Liabilities
Checking Accounts	$2	$89	$3	$94
Money Market	(7)	(1)	—	(8)
Savings Accounts	—	43	—	43
Certificates of Deposit	(249)	(541)	35	(755)
Short term borrowings	(848)	(59)	50	(857)

Total Liabilities	$(1,102)	$(469)	$88	$(1,483)

Net Interest Income	$(238)	$(807)	$(87)	$(1,132)

For the year ended December 31, 2008, the Bank’s net interest income was $4,031,000, a decrease of $1,132,000 from fiscal year 2007.

Interest income for the year ended December 31, 2008 was $7,755,000, a decrease of $2,615,000 from prior year. Interest on loans receivable decreased $1,939,000. Interest on investment securities decreased $571,000. All other sources of interest and dividend income decreased a total of $105,000.

The decrease in interest on loans receivable was primarily rate driven. The average balance of loans receivable decreased by $12.3 million from 2007 to 2008 causing a $908,000 decrease in interest on loans receivable. Table 5 above reflects a $1,147,000 decrease in interest income due to rate changes. Yields on loans receivable decreased 95 basis points from 2007 (7.40%) to 2008 (6.45%). One of the variables affecting yields on loans was the change in the prime rate. At December 31, 2007 the prime rate was 7.25%. By the end of 2008, the prime rate had decreased 400 basis points to 3.25%. During 2008, loans priced at prime varied between 22% to 26% of total loans. What the above table does not reflect is the effect that non-performing loans had on interest on loans receivable. Lost interest on non-accrual loans subsequently foreclosed upon in 2008 was approximately $439,000. This was equal to 40 basis points of yield on the average balance of loans receivable outstanding during 2008.

During 2008, the average balance of investment securities decreased by $16.3 million. This volume change caused a decrease in interest on investment securities of $571,000. Other sources of interest and dividend income decreased a net amount of $105,000.

Interest expense decreased by $1,483,000 in 2008. Interest on transaction accounts, checking, money market and passbook savings accounts, increased by $129,000 which was primarily rate driven. Interest on certificates of deposit decreased by $755,000. The average balance of certificates of deposit decreased by $5.5 million causing a $249,000 volume related decrease in interest expense. The average rate paid on certificates of deposit decreased by 63 basis points, from 4.55% in 2007 to 3.92% in 2008. This rate change decreased interest expense on certificates of deposit by $541,000. The combined volume and rate effect on interest expense was a $35,000 increase.

Interest expense on short-term borrowings decreased by $857,000 in 2008. The average balance of borrowings decreased by $15.7 million in 2008 causing an $848,000 volume related decrease in interest expense. The average rate paid on borrowings, which was indexed to the overnight investment rates, decreased from 5.40% in 2007 to 5.08% in 2008 causing a $59,000 decrease in interest expense.

The overall decrease in net interest margin before loss provision was $1,132,000. Volume changes caused a decrease in net interest margin of $238,000 and rate changes caused an $807,000 decrease. The combined effect of rate and volume changes was an $87,000 decrease in net interest income.

Provision for Loan Losses

The Bank made a $1,771,000 provision for loan losses in 2008 as compared to a $408,000 provision in 2007. The Bank accounts for the credit risk associated with its lending activities through its provision for loan losses. The provision is the expense recognized in the statement of operations to adjust the loan loss allowance to an appropriate balance as determined by the Bank’s credit risk analysis procedures. See “Critical Accounting Policies” for a discussion of the Bank’s methodology for determining loan loss allowances.

The $1,771,000 provision for loan losses recorded in 2008 was partially required due to higher charge-offs than in the past which required replenishment to the allowance for loan losses and increases in non-performing loans. Net charge-offs of uncollectable loans totaled $1.1 million in 2008 that were primarily related to initial charge offs of real estate loans acquired through foreclosure.

Loans evaluated for individual impairment under FASB 114 resulted in specific loan loss provisions totaling $443,000 during the year. Increased levels of general loan loss allowances under FASB 5 resulted in increased loan loss provisions of approximately $1,328,000.

Other Income

Other income totaled $2,248,000 in 2008, an $853,000 (61.5%) increase from the 2007 total of $1,395,000.

Loan fees and late charges decreased $77,000, or 29.9% from 2007. This decrease was due to a $28,000 decrease in late charges and a $39,000 decrease in other loan fees.

Income from mortgage banking activities decreased $100,000, or 53.2%. During 2008 there were no direct sales of mortgage loans versus $25,000 of such income in 2007. Fees for the origination of loans for a correspondent decreased $72,000.

Fees from transaction accounts increased 23.9% or $217,000 largely due to a $196,000 net increase in insufficient fund fees. The Bank introduced an overdraft protection program for customers during the second quarter of 2007 which contributed to the increase in insufficient fund fees. ATM fees increased $9,000. All other transaction account fees increased a net amount of $15,000 in 2008 over 2007.

During the year ended December 31, 2008, the Company had a net gain on real estate owned of $804,000. The Company recorded approximately $924,000 of income in recognition of the valuation of foreclosed real estate properties that had fair market values significantly above their book values at the time of acquisition. This income was offset by $120,000 of losses on the sale of foreclosed real estate properties.

Non-Interest Expense

Total non-interest expense for 2008 was $5,931,000 compared to $5,632,000 for the previous year, an increase of $299,000 in 2008 over 2007. Expenses related to the acquisition, maintenance, and valuation of real estate owned increased by $610,000 in 2008 over 2007. General operating expense decreased by a net amount of $312,000.

Directors’ fees and expenses decreased by $62,000 in 2008. Meeting fees were decreased and directors’ insurance benefits decreased by $61,000.

Professional fees decreased by $148,000, or 35%, in 2008 from 2007. In 2007, the Company incurred $155,000 of accounting and legal fees in the formation of a holding company that were of a one-time nature.

Marketing expenses were reduced by $138,000 in an effort to reduce operating costs and in recognition of economic conditions that did not present opportunities for loan growth.

Real estate owned expenses increased by $610,000 over 2007 expenses of $101,000. Provision for losses on real estate owned increased by $246,000 and totaled $347,000 in 2008. These provisions were made as sales of real estate properties slowed in the Company’s market area throughout 2008. As values declined generally, the properties held by the Company also declined in market value requiring write-down of their carrying values on the Company’s books. Other real estate owned expenses were $364,000 in 2008 versus $48,000 in 2007 and were primarily costs incurred in the acquisition of properties through foreclosure.

Overdraft protection plan expense increased $45,000, or 79%, over 2007 expense of $57,000. The Bank’s overdraft protection plan for customers is a franchised product for which the Bank pays a 20% fee on overdraft service fee income net of charge-offs of over-drafted checking accounts. The Bank introduced this overdraft protection program for customers during the second quarter of 2007.

Income Taxes

The Company recorded $542,000 of income tax benefit in 2008 versus an income tax expense of $178,000 in 2007. Current income tax benefits for 2008 totaled approximately $405,000 and deferred tax benefits totaled $137,000. The Company believes that it will realize the full $405,000 current tax benefit in income tax refunds that are eligible for carry-back to prior tax years.

Effective tax rates were a negative 38.1% in 2008 and a positive 34.3% in 2007.

For additional information regarding income taxes, see Note 16 to the accompanying Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Virginia Savings Bancorp, Inc.

Front Royal, Virginia

We have audited the accompanying consolidated statements of financial condition of Virginia Savings Bancorp, Inc. (the “Company”) and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virginia Savings Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the 2007 consolidated financial statements have been restated to correct a misstatement.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Baltimore, Maryland

April 13, 2009

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2008	2007
		(Restated)
ASSETS
Cash and due from banks	$3,509,491	$4,096,011
Interest bearing deposits at other banks	6,767,289	681,411
Federal funds sold	2,067,000	263,000

Total cash and cash equivalents	12,343,780	5,040,422

Investment securities available for sale	5,046,563	—
Investment securities held to maturity (fair value of $3,020,452 and $33,845,013 at December 31, 2008 and 2007)	3,020,714	34,009,811
Loans held for sale	—	532,927
Loans receivable, net of allowance for loan losses of $1,375,900 and $702,200 at December 31, 2008 and December 31, 2007	102,857,617	111,481,387
Premises and equipment, net	6,301,657	4,714,399
Federal Home Loan Bank of Atlanta Stock, at cost	322,300	917,300
Foreclosed real estate	3,656,322	653,941
Other assets	2,231,281	1,650,908

Total Assets	$135,780,234	$159,001,095

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Interest bearing deposits	$118,039,571	$127,327,202
Non-interest bearing deposits	5,115,286	5,902,920
Short-term borrowings	—	11,800,000
Advances from borrowers for taxes and insurance	78,268	30,646
Other liabilities	458,024	613,068

Total Liabilities	123,691,149	145,673,836

Minority Interest in Subsidiary	1,000,000	1,000,000

Stockholders’ Equity
Preferred stock, $10.00 par (500,000 shares authorized, zero shares issued and outstanding at December 31, 2008 and 2007)	—	—
Common stock, $1.00 par (5,000,000 shares authorized; 1,899,984 shares issued and outstanding at December 31, 2008 and 2007)	1,899,984	1,899,984
Additional paid-in capital on common stock	1,266,014	1,266,014
Accumulated other comprehensive loss, net	(54,466)	—
Retained earnings	7,977,553	9,161,261

Total stockholders’ equity	11,089,085	12,327,259

Total Liabilities and Stockholders’ Equity	$135,780,234	$159,001,095

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2008	2007
		(Restated)
Interest Income
Interest and fees on loans	$7,007,174	$8,945,635
Interest and dividends on investments	639,851	1,262,595
Other interest income	108,357	161,287

Total Interest Income	7,755,382	10,369,517

Interest Expense
Interest on deposits	3,580,248	4,206,068
Interest on short term borrowings	143,951	1,000,676

Total Interest Expense	3,724,199	5,206,744

Net interest income	4,031,183	5,162,773
Less: Provision for loan losses	1,771,442	408,268

Net interest income after provision for loan losses	2,259,741	4,754,505

Non-Interest Income
Loan fees and late charges	179,875	256,636
Income from mortgage banking activities	88,129	188,418
Fees from transaction accounts	1,127,660	910,333
Net gain on foreclosed real estate	804,091	—
Other income	48,171	39,802

Total Other Income	2,247,926	1,395,189

Non-Interest Expense
Salaries and employee benefits	2,782,054	2,787,581
Director compensation	166,990	228,812
Occupancy, furniture and equipment	373,029	355,265
Professional fees	273,659	422,103
Data processing	906,315	848,294
Marketing	88,795	227,231
Foreclosed real estate	711,936	101,458
Overdraft protection plan	101,583	56,619
Other	526,157	604,220

Total non-interest expense	5,930,518	5,631,583

Income (loss) before income tax provision	(1,422,851)	518,111
Income tax provision	(542,141)	177,787

Income (loss) before dividends on preferred stock of subsidiary	(880,710)	340,324
Dividends on preferred stock of subsidiary	(75,000)	(75,000)

Net Income (loss)	$(955,710)	$265,324

Basic earnings (loss) per common share	$(0.50)	$0.14

Dividends declared per common share	$0.12	$0.38

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

	Preferred Stock	Common Stock	Additional Paid in Capital on Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance - January 1, 2007, as previously reported	$1,000,000	$1,899,984	$1,266,014	$9,608,440	$—	$13,774,438
Restatement to present subsidiary’s preferred stock as minority interest	(1,000,000)					(1,000,000)
Balance - January 1, 2007,	—	—	—	—	—	—

as restated	—	1,899,984	1,266,014	9,608,440	—	12,774,438
Common stock dividends						—
declared ($0.38 per share)				(712,503)		(712,503)
Net Income (restated)	—	—	—	265,324	—	265,324

Balance - December 31, 2007,	—	1,899,984	1,266,014	9,161,261	—	12,327,259

Common stock dividends declared ($0.12 per share)				(227,998)		(227,998)
Comprehensive Loss:
Net unrealized losses on available for sale securities, net of taxes of $33,353					(54,466)	(54,466)
Net Loss	—	—	—	(955,710)	—	(955,710)

Total Comprehensive Loss						(1,010,176)

Balance - December 31, 2008	$—	$1,899,984	$1,266,014	$7,977,553	$(54,466)	$11,089,085

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2007
		(Restated)
Operating Activities:
Net Income (loss)	$(955,710)	$265,324
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Provision for loan losses	1,771,442	408,268
Provision for losses on foreclosed real estate	347,437	101,458
Gain on sale of foreclosed real estate, net	(804,091)	—
Amortization of premiums and discounts on investments	19,202	(1,178)
Dividends on preferred stock of subsidiary	75,000	75,000
Loans originated for sale	—	(1,189,232)
Proceeds from loans sold	—	1,393,424
Gains on sale of mortgage loans	—	(25,346)
Net gain on sale of credit card portfolio	—	(14,790)
Depreciation expense	217,694	202,541
Increase in other assets	(546,973)	(98,712)
Increase in other liabilities, net	(155,043)	(166,766)

Net cash provided (used) by operating activities	(31,042)	949,991

Cash Flows from Investing Activities:
Maturities or call of available for sale investments	6,735,000	—
Maturities or call of held to maturity investments	35,000,000	—
Purchases of available for sale investments	(12,016,258)	—
Purchases of held to maturity investments	(4,000,000)	—
Principal repayments on mortgage backed securities	116,723	—
Net redemption of Federal Home Loan Bank Stock	595,000	477,200
Net decrease in loans receivable	4,237,326	16,230,043
Proceeds from sale of foreclosed real estate	1,432,658	267,787
Cash paid for improvements made on foreclosed real estate	(830,455)	—
Investment in title company	—	(158,039)
Purchase of premises and equipment	(1,804,951)	(1,417,286)

Net cash provided by investing activities	29,465,043	15,399,705

VIRGINIA SAVINGS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Years Ended December 31,
	2008	2007
		(Restated)
Cash Flows from Financing Activities:
Net decrease in deposits	(10,075,266)	(6,374,124)
Increase (decrease) in escrow accounts	47,621	(15,119)
Net decrease in short-term borrowings	(11,800,000)	(11,200,000)
Dividends paid on common stock	(227,998)	(712,503)
Dividends paid to minority interest stockholder	(75,000)	(75,000)

Net cash used by financing activities	(22,130,643)	(18,376,746)

Net increase (decrease) in cash and cash equivalents	7,303,358	(2,027,050)
Cash and cash equivalents at beginning of period	5,040,422	7,067,472

Cash and cash equivalents at end of period	$12,343,780	$5,040,422

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$3,793,083	$5,253,748
Income taxes	50,900	430,087

Non-cash transfer of loans to foreclosed real estate	3,147,930	445,006
Non-cash transfer of held-for-sale loans to portfolio	532,927	—

The accompanying notes to consolidated financial statements are an integral part of these statements.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements

Note 1 – Organization and Business

Virginia Savings Bancorp, Inc. (“the Company”) is a Virginia corporation organized in April, 2007 to serve as a unitary savings and loan holding company. The Company has one savings bank subsidiary, Virginia Savings Bank, F.S.B. (“the Bank”). The Bank has a wholly owned subsidiary, Virginia Savings Service Corporation (“VSSC”) that has been inactive since 1997.

The Company’s only significant asset is its investment in the Bank. Currently the Company does not engage in business activities other than its ownership of the Bank.

The Bank’s primary business activity is the acceptance of deposits from the general public through its five branches in Warren, Shenandoah and Frederick Counties, Virginia and the City of Winchester, Virginia and the use of the proceeds for investments and loan originations. The Bank faces competition from other financial institutions and is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Note 2 – Restatement

Company’s management, after consulting with Beard Miller Company LLP, the Company’s independent registered public accounting firm, concluded that the Company’s previously issued consolidated financial statements for the year ended December 31, 2007 required restatement.

The reason for restatement was due to the conclusion that the Series A preferred stock of the Bank should presented as a minority interest in subsidiary rather than preferred stock outstanding on a consolidated basis as previously reported. In addition, the dividends previously reported as dividends declared in the Company’s consolidated statements of stockholders’ equity, should be charged to operations as expense.

As a result of the restatement, consolidated equity of the Company was decreased by $1,000,000, with a corresponding credit to minority interest in subsidiary on the consolidated statements of financial condition. Net income was decreased by $75,000, the amount of dividends declared on the preferred stock of the subsidiary.

Note 3 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation and Principles of Consolidation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate acquired through foreclosure, and the evaluation of investment securities for other than temporary impairment.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 - Summary of Significant Accounting Policies, Continued

The consolidated financial statements of the Company include the accounts of the Company, Bank and VSSC. All inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and short-term interest bearing deposits in other banks. Generally federal funds are sold for one-day periods.

The Bank is a quarterly filer with the Federal Reserve Bank with regard to reserves on its deposits. At December 31, 2008 and 2007, the Bank’s reserve requirement was $550,000 and $451,000, respectively.

The Bank satisfies its reserve requirement through its usable vault cash and account balances at the Federal Reserve Bank that are in excess of its minimum clearing balance.

Securities

Certain debt securities are classified as held to maturity and recorded at amortized cost that management has the ability and positive intention to hold them to maturity. Securities not classified as held to maturity are classified as available for sale. Available for sale securities are recorded at fair value. Unrealized gains and losses on available for sale securities, net of deferred tax effect, are reported as a separate component of shareholders’ equity until realized. Amortization of related premiums and accretion of discounts is computed using a method that approximates the interest method over the life of the security. Gains and losses on the sale of investment securities and mortgage backed securities are determined using the specific identification method.

Declines in the fair value of securities held to maturity and available for sale below their cost that are determined to be other than temporary are reflected in earnings as realized losses. In determining whether other than temporary impairment exists, management considers the length of time and extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Bank to hold the securities until the earlier of market price recovery or until the securities mature.

Investment in Federal Home Loan Bank of Atlanta Stock

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

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 - Summary of Significant Accounting Policies, Continued

Loans Receivable

Loans receivable that management has the intent and the ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding balances, net of any allowance for losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Direct loan origination costs, net of loan origination fees, are deferred and recognized as an adjustment of the yield (interest income) over the contractual life of the related loans.

Accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or when management has serious doubts about the further collectability of principal or interest even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or is well secured. When a loan is placed on non-accrual status, unpaid interest previously credited to income is reversed. Payments received on non-accrual loans are either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current and the loan has performed in accordance with its contractual terms for a reasonable period of time such that the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions which is permitted under accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the Commonwealth of Virginia. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The allowance for losses on loans consists of specific and general components. The specific component relates to loans that are classified sub-standard or doubtful. For such loans that are also classified as impaired, an allowance is provided when the observable market price or collateral’s fair value, less anticipated disposal costs, of the impaired loan is lower than the carrying value of the loan. If no collateral value is available, the Bank uses discounted cash flow analysis to determine the realizable value of the loan. The general loss component provides for losses on non-classified loans and is based on historical loss experiences adjusted for qualitative factors.

A loan is considered impaired when, based on available information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 - Summary of Significant Accounting Policies, Continued

terms of the loan agreement. Management considers the significance of delinquency, financial condition of the borrower and collateral value declines on a case-by-case basis and considers the reasons for delinquency, the borrower’s payment history, absence or presence of third party guarantees, and the amount of principal and interest owed. Impairment is measured on a loan by loan basis for non-residential mortgages, construction loans, land loans and commercial loans using the methodologies outlined above.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment based on historical loss experience adjusted for qualitative factors. The Bank does not individually identify consumer and residential loans for impairment unless such loans are the subject of a restructuring agreement, or exceed pre-defined principal balance amounts.

Significant Group Concentrations of Credit Risk

The Bank has significant concentrations of credit risk in four loan products three of which individually exceeds common shareholders’ equity. These loan products are home equity lines of credit, balloon loans, non-residential real estate loans and builder construction loans. Loans to builders for the speculative construction of homes were $6.0 million at December 31, 2008. Home equity lines of credit and balloon lines are collateralized by residential one-to-four family properties, and had balances of approximately $13.2 million and $34.5 million, respectively, at December 31, 2008. Non-residential real estate loans are collateralized by various type of commercial buildings, approximated $19.1 million at December 31, 2008. See Note 4, Loans Receivable.

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

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 - Summary of Significant Accounting Policies, Continued

Premises and Equipment

Land is carried at cost. Buildings and improvements and furniture and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives as follows:

Buildings	39 years
Building improvements	5-39 years
Furniture and equipment	3 – 10 years

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

Foreclosed Real Estate

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

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 - Summary of Significant Accounting Policies, Continued

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

The Company accounts for uncertain tax provisions in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), Interpretation For Uncertainty in Income Taxes. The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement of Financial Standards No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company records interest or penalties that occur in connection with unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. No interest or penalties were incurred during the year ended December 31, 2008 or 2007. The tax years subject to examination by Federal and Virginia taxing authorities are the years ended December 31, 2008, 2007, 2006 and 2005.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized income, expenses, and gains and losses be included in net income Changes in certain assets and liabilities, such as unrealized gains or losses on securities available for sale, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income are components of comprehensive income.

Earnings Per Common Share

Basic net income per share was computed on the weighted average number of shares outstanding. Diluted earnings per share are computed on a weighted average basis under the “if converted” method. There was no dilutive impact as the assumed conversion was anti-dilutive for 2008 and 2007. There were no adjustments to net income in the computation of diluted earnings per share for any of the periods presented. The weighted average number of shares outstanding used in computing basic earnings (loss) per common share were 1,899,984 for the years ended December 31, 2008 and 2007.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 - Summary of Significant Accounting Policies, Continued

Advertising

All advertising costs are expensed as incurred.

Segment Reporting

The Company only has one operating segment, financial services to the community, which includes the acceptance of deposits and using the proceeds to fund loans originated and security purchases.

Recent Accounting Pronouncements

FSP FAS 140-3

In February 2008, the FASB issued a FASB Staff Position (FSP) FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions. This FSP addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one “linked” transaction. The FSP includes a “rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company does not expect the adoption of the new pronouncement will have a material impact on its consolidated financial statements.

FASB Statement No. 162

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement became effective in November, 2008. The Company adopted SFAS 162 in 2008 with no material impact on its consolidated financial statements.

EITF 08-5

In September 2008, the FASB ratified EITF Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement” (EITF 08-5). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The Company does not expect that the adoption of EITF 08-5 will have a material impact on its consolidated financial position and results of operations.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 3 - Summary of Significant Accounting Policies, Continued

FSP EITF 99-20-1

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and application to a prior interim or annual reporting period is not permitted. The Company adopted the provisions of FSP EITF 99-20-1 without impact on its consolidated financial statements.

International Financial Reporting Standards

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s method of presentation.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 4 – Investment Securities

Investment securities by contractual maturities at December 31, 2008 are summarized as follows:

Investments Available for Sale at Fair Value	Within 1 Year	After 1 Year Through 5 Years	Total
Municipal Bond	$1,000,000	$—	$1,000,000
Corporate Bonds	$—	2,816,475	2,816,475
Mortgage backed securities	—	1,230,088	1,230,088

Total	$1,000,000	$4,046,563	$5,046,563

Investments Held to Maturity at Amortized Cost	Within 1 Year	After 10 Years	Total
Certificates of deposit	$3,011,051	$—	$3,011,051
Mortgage backed securities	—	9,663	9,663

Total	$3,011,051	$9,663	$3,020,714

Below is a schedule of securities with unrealized losses as of December 31, 2008 and 2007.

The Company’s available for sale securities held at December 31, 2008 were all purchased in fiscal year 2008 and therefore were in a unrealized loss position for less than 12 months. These securities consisted of one municipal bond, four corporate bonds and three mortgage backed securities. The Company’s held to maturity investments at December 31, 2008 included three certificates of deposit that had fair values equal to their recorded cost and three mortgage backed securities that had been in an unrealized position for more than 12 months.

The securities held to maturity at December 31, 2007 were in a loss position for more than 12 months. At December 31, 2007, the Company held 17 U.S. agency securities and 3 mortgage backed securities that were in an unrealized loss position.

There were no securities with a significant unrealized gain position at December 31, 2008 or 2007.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 4 – Investment Securities, Continued

	Investments Available for Sale
	December 31, 2008
	Amortized Cost	Fair Value	Unrealized Loss
Municipal Bond	$1,000,000	$1,000,000	—
Corporate Bonds	2,900,010	2,816,475	(83,535)
Mortgage backed securities	1,234,419	1,230,088	(4,331)

Total Investments	$5,134,429	$5,046,563	$(87,866)

	Investments Held to Maturity
	December 31, 2008
	Amortized Cost	Fair Value	Unrealized Loss
Certificates of deposit	3,011,051	3,011,051	—
Mortgage backed securities	9,663	9,401	(262)

Total Held to Maturity Investments	$3,020,714	$3,020,452	$(262)

	December 31, 2007
	Amortized Cost	Fair Value	Unrealized Loss
U. S. Agency Securities	$33,998,486	$33,833,922	(164,564)
FNMA mortgage backed securities	11,325	11,091	(234)

Total Investments	$34,009,811	$33,845,013	$(164,798)

Management evaluates securities for other than temporary impairment no less frequently than quarterly, and more frequently when economic conditions or market concerns warrant such evaluation. Management has both the ability and intent to hold held to maturity securities until maturity.

Management believes that unrealized losses on debt securities were primarily the result of changes in market interest rates subsequent to the purchases of the securities and not indicative of credit quality issues. Management has both the intent and the ability to hold securities until their fair values are recovered. There were no sales of securities during the years ended December 31, 2008 and 2007.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 5 – Loans Receivable

Loans receivable consist of the following:

	December 31,
	2008	2007
Residential Real Estate Loans:
1-4 family mortgages	$57,255,372	$50,785,480
1-4 family construction loans	6,685,662	14,016,334
Apartment	3,714,530	3,412,365

	67,655,564	68,214,179

Other Real Estate Loans:
Non-residential mortgages	19,101,999	22,179,814
Land loans	4,420,657	5,899,442
Lines of credit	733,200	919,076

	24,255,856	28,998,332

Commercial Loans
Secured	2,478,840	2,682,733
Unsecured	1,490,091	1,960,354

	3,968,931	4,643,087

Consumer Loans
Secured	7,712,956	9,380,582
Unsecured	624,858	915,577

	8,337,814	10,296,159

Deferred loan origination costs	15,352	31,830
Allowance for loan losses	(1,375,900)	(702,200)

	$102,857,617	$111,481,387

The following sets forth information regarding the allowance for loan losses:

	Year Ended December 31,
	2008	2007
Balance at beginning of year	$702,200	$477,000
Charge-offs	(1,149,462)	(196,051)
Recoveries	51,720	12,983
Provision charged to income	1,771,442	408,268

Balance at end of year	$1,375,900	$702,200

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 5 – Loans Receivable, Continued

Loans receivable carried at $73,999,330 are pledged to secure short term borrowings from the FHLB. Not all loans in a given classification may be pledged as collateral for FHLB purposes. Loans to insiders and delinquent loans are ineligible for FHLB collateral purposes. The types and amounts of pledged loans are as follows:

	Loans Receivable Pledged
	Carrying Amount	Collateral Value
1-4 Family first trust mortgages	$39,112,919	$29,334,689
Home equity lines of credit	11,888,254	5,944,127
Apartment loans	3,714,530	1,857,265
Non-residential real estate loans	19,283,627	9,641,814

Total	$73,999,330	$46,777,895

The following is a summary of information pertaining to impaired and non-accrual loans:

	December 31,
	2008	2007
Impaired loans without a valuation allowance	$2,743,668	$4,526,936
Impaired loans with a valuation allowance	527,230	603,620

Total impaired loans	$3,270,898	$5,130,556

Valuation allowance related to impaired loans	$280,000	$88,800

Total non-accrual loans	$1,974,755	5,130,556
Total loans past due ninety days or more and still accruing	—	—

Average investment in impaired loans	$3,586,990	$1,583,878
Income recognized on impaired loans	42,270	13,342
Income recognized on a cash basis on impaired loans	$42,270	$13,342

The Bank is not committed to lend additional funds on the above loans at December 31, 2008.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 5 – Loans Receivable, Continued

The Bank has extended credit to some of its directors and executive officers and their business interests in the ordinary course of business on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparative transactions with unrelated parties.

A summary of the activity of these loans for the year ended December 31, 2008 is as follows:

Balance at beginning of year	$620,083
Plus new extensions of credit	416,872
Less repayments/reductions	(35,134)

Balance at end of year	$1,001,821

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

The contract amounts of these instruments represent the extent of involvement the Bank has in each class of financial instrument.

Financial instruments whose contract amounts represent credit risk:

	Contract Amounts at December 31,
	2008	2007
Loan commitments	$1,169,000	$2,633,350
Standby letters of credit	330,733	268,859
Lines of credit - secured by real property	13,953,239	14,107,216
Lines of credit - secured by other collateral	366,847	618,636
Lines of credit - unsecured	1,691,988	2,254,127

	$17,511,807	$19,882,188

The Bank had outstanding commitments to originate mortgage loans secured by real property, exclusive of the undisbursed portion of loans in process, of $1,169,000 at December 31, 2008, all of which expire within one year. These commitments consist of fixed rate loans in the amount of $1,078,000 with rates varying from 6.50% to 9.00%. There are also commitments for $91,000 of variable rate construction loans at prime.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 5 – Loans Receivable, Continued

Letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party. These guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. The Bank’s exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses essentially the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. All of these letters of credit will expire within the next eleven months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments. The Bank may require collateral and personal guarantees supporting these conditional obligations as deemed necessary. Management believes that the personal guarantees would be sufficient to cover any remaining outstanding balances required under the corresponding guarantees. Letters of credit totaled approximately $331,000 at December 31, 2008.

Lines of credit are loan commitments to individuals and companies and have fixed expiration dates as long as there is no violation of any condition established in the loan contract. The Bank evaluates each customer’s credit worthiness on a case-by-case basis.

The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2008 and 2007, as a liability for credit loss.

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2008 and 2007 were $28,432,343 and $33,093,615, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $118,900 and $515,000 at December 31, 2008 and 2007, respectively.

Note 6 - Premises and Equipment

Premises and equipment at December 31, 2008 and 2007 are summarized by major classifications as follows:

	December 31,
	2008	2007
Land	$2,031,265	$2,031,265
Buildings and improvements	4,781,565	3,234,265
Furniture and equipment	1,942,922	1,685,271

	8,755,752	6,950,801
Less accumulated depreciation	2,454,095	2,236,402

Total	$6,301,657	$4,714,399

The Company has no material lease commitments.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 7 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the FHLB. The FHLB’s current capital plan requires member institutions to maintain capital stock based on two components. The first component is a stock requirement that is equal to 0.18% of the member’s total assets as of the preceding year-end. The second component is a stock requirement that is equal to 4.50% of the member’s outstanding borrowings. Purchases and sales of stock are made directly with the FHLB at par.

Management evaluates the Company’s restricted stock in the FHLB for impairment in accordance with statement of Position (“SOP”) 01-6, Accounting by Certain Entities (Including With Trade Receivables) That Lend to or Finance The Activities of Others. Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2008.

Note 8 - Accrued Interest Receivable

The components of accrued interest receivable are follows, and are included in other assets in the statement of financial condition:

	December 31,
	2008	2007
Interest on loans	$531,770	$590,641
Interest on investments and interest bearing deposits	81,817	340,105
Interest on mortgage backed securities	7,526	46

	$621,113	$930,792

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 9 - Mortgage Servicing Rights

Following is an analysis of the activity in mortgage servicing rights during the year:

	2008	2007
Balance January 1,	$241,003	$278,538
Additions	—	10,213
Amortization	(36,486)	(47,748)

Balance December 31,	$204,517	$241,003

Mortgage servicing rights are included in other assets in the statement of financial condition.

Note 10 - Foreclosed Real Estate

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses on foreclosed assets is as follows:

	Year Ended December 31,
	2008	2007
Balance at the beginning of the year	$248,764	$46,500
Provision for losses	347,437	101,458
Charge offs	(219,858)	—
Other, net	—	100,806

Balance at end of the year	$376,343	$248,764

(Income) and expenses applicable to foreclosed assets include the following:

	Year Ended December 31,
	2008	2007
Net losses on the sale of foreclosed real estate	$120,345	$—
Fair value adjustment on foreclosed real estate	(924,436)	—

Net gain on sale of foreclosed real estate	(804,091)	—

Write down of fair values of foreclosed real estate	347,437	101,458
Foreclosure and property maintenance costs	364,499	48,075

Foreclosed real estate owned expenses	711,936	149,533

Total	$(92,155)	$149,533

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 11 - Deposits

Deposits in the Bank as of December 31, 2008 and 2007 consisted of the following:

	2008		2007
Category	Amount	Percent	Amount	Percent
Non-interest bearing deposits	$5,115,286	4.2%	$5,902,920	4.4%
Checking and money market accounts	23,126,001	18.8%	22,819,115	17.1%
Savings accounts	18,900,409	15.3%	17,245,208	12.9%
Certificates of deposit	76,009,351	61.8%	87,253,621	65.5%
Accrued interest	3,810	0.0%	9,258	0.1%

Total Deposits	$123,154,857	100.0%	$133,230,122	100.0%

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $14,929,000 and $20,679,000 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, there were no brokered deposits.

At December 31, 2008, scheduled maturities of certificates of deposit were as follows:

Year Ending December 31,
2009	2010	2011	2012	2013	Total
$55,078,199	$12,757,296	$2,628,300	$1,145,609	$4,399,947	$76,009,351

Interest expense on deposits is summarized as follows:

	Year Ended December 31,
	2008	2007
Checking and money market accounts	$162,128	$75,983
Savings accounts	275,093	232,089
Certificates of deposit	3,143,027	3,897,996

	$3,580,248	$4,206,068

Note 12 - Advances From Federal Home Loan Bank of Atlanta and Other Borrowings

The Bank has an available line of credit with the Federal Home Loan Bank of Atlanta that is equal to 40% of the previous quarter’s ending balance of assets. The Bank’s eligibility to borrow in excess of 22% of assets is subject to its meeting certain eligibility criteria outlined in the FHLB’s credit and collateral policy. At December 31, 2008, the Bank’s available credit, under the 22% eligibility limit, was approximately $30.0 million. The borrowings on the line of credit, which has no expiration date, must be secured by lendable collateral value equal to at least 100% of the total advances outstanding. In addition, the Bank has pledged approximately $74.0 million of loans receivable as additional collateral. Such loans have been assigned a collateral value of

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 12 - Advances From Federal Home Loan Bank of Atlanta and Other Borrowings, Continued

approximately $47.0 million by the FHLB. Borrowings from the FHLB were $11.8 million at December 31, 2007. There were no borrowings outstanding at December 31, 2008. Advances from the FHLB of Atlanta as of December 31, 2007 were as follows:

Type	Amount	Maturity Date	Interest Rate
Fixed Rate	5,000,000	2/11/2008	5.25%
Fixed Rate	5,000,000	5/12/2008	5.10%
DRC*	1,800,000	8/11/2008	*

	11,800,000

* Daily Rate Credit - rate adjusts daily and is approximately 30 to 40 basis points above the FHLB’s overnight investment rate that is comparable to the federal funds rate.

The Bank also has a $4.6 million credit facility with the Community Bankers’ Bank of Richmond, Virginia for the purchase of federal funds which may be outstanding for a maximum period of thirty days and which has a maturity date of March 31, 2009. At December 31, 2008 and 2007, the Bank had no outstanding borrowings from the Community Bankers’ Bank.

Note 13 - Minority Interest of Subsidiary

On March 31, 2006 the Bank entered into a stock purchase agreement with a third party pursuant to which the Bank sold 100,000 shares of Series A preferred stock at a purchase price of $10.00 per share. The Series A preferred stock pays a $0.75 annual dividend, payable in quarterly installments. The dividends payable on the Series A preferred stock are prior and in preference to any dividend on the Bank’s common stock. Beginning on March 31, 2008, the Series A preferred stock is redeemable at the option of the Bank, in whole or in part, at a redemption price of (1) $10.00 per share and (2) and accrued but unpaid dividends. Beginning on April 1, 2008, the holder of Series A preferred stock of the Bank has the right to convert the security into shares of the Company’s common stock such that for every three shares of Series A preferred stock the former holder thereof will receive two shares of the Company’s common stock.

Note 14 - Stockholders’ Equity

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

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 14 - Stockholders’ Equity, Continued

of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to total assets (as defined). Management believes, as of December 31, 2008, that the Bank meets all capital standards applicable to well capitalized financial institutions. The most recent notification from the OTS also categorizes the Bank as well capitalized.

The Office of Thrift Supervision (“OTS”) added an interest rate risk component to the regulatory capital requirements effective January 1, 1994. The rule requires additional capital to be maintained if the Bank’s interest rate risk exposure, measured by the decline in the market value of the Bank’s net portfolio value, exceeds 2% of assets as a result of a 200 basis point shift in interest rates. As of December 31, 2008, the Bank was not subject to the interest rate risk requirement.

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

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years through December 31, 1987. If the amounts, which qualified as deductions for federal income tax purposes prior to December 31, 1987, are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate and mortgage loans must be maintained at the December 31, 1987 level to receive current tax deductions for loan losses. Retained earnings at December 31, 2008 and 2007 include $268,000, for which no provision for income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $102,000.

The Bank is required to file quarterly reports on its financial condition, results of operations and other financial information with the OTS. OTS financial reporting rules follow the same generally accepted accounting principles (“GAAP”) applicable to these financial statements except for certain specified areas in which regulatory accounting principles (“RAP”) differ from GAAP. One of these areas is accounting for properties acquired through foreclosure. GAAP

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 14 - Stockholders’ Equity, Continued

indicates that these properties should be accounted for at their fair value on the foreclosure date and at the lower of carrying value or fair value thereafter. OTS RAP specifies that foreclosed assets be reported at the lower of their historical cost or their fair value. Application of RAP to the Bank’s accounting for real estate acquired through foreclosure resulted in approximately $603,000 less in earnings and tangible capital, as reported to the OTS, than the amounts determined under GAAP and reported herein. This difference between GAAP and RAP will continue to exist until the Bank disposes of the properties. The following table reflects the $603,000 lesser amount of capital reported to OTS. In addition to this accounting difference, financial information reported to the OTS is for the Bank only. The Company is not subject to minimum capital requirements under OTS regulations.

The following table presents the Bank’s capital position at December 31, 2008 and 2007.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 14 - Stockholders’ Equity, Continued

	Capital Amounts		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2008	Actual Amount	% of Assets	Required Amount	% of Assets	Required Amount	% of Assets
Tangible (1)	$11,241,354	8.31%	$2,028,085	1.50%	$ N/A	N/A
Tier I (2)	10,241,354	9.73%	N/A	N/A	6,314,006	6.00%
Core (1)	10,241,354	7.57%	5,408,227	4.00%	6,760,284	5.00%
Total (2)	12,337,254	11.72%	8,418,675	8.00%	10,523,343	10.00%

			Tangible Capital	Core Capital	Total Capital
Total stockholders’ equity / Risk weighted capital			$11,214,129	$11,214,129	$11,214,129
Preferred stock			—	(1,000,000)	—
Non-includable assets			(27,241)	(27,241)	(27,241)
Accumulated other comprehensive loss, net of taxes			54,466	54,466	54,466
Allowance for loan losses			—	—	1,095,900

Total Adjusted Capital			$11,241,354	$10,241,354	$12,337,254

Total assets / Total risk weighted assets			$135,145,050	$135,145,050	$105,233,432
Accumulated other comprehensive loss			87,866	87,866
Non-includable assets			(27,241)	(27,241)	—

Adjusted Total Assets			$135,205,675	$135,205,675	$105,233,432

December 31, 2007
Tangible (1)	$13,300,018	8.37%	$2,382,430	1.50%	$ N/A	N/A
Tier I (2)	12,300,018	11.03%	N/A	N/A	6,692,326	6.00%
Core (1)	12,300,018	7.74%	6,353,146	4.00%	7,941,433	5.00%
Total (2)	13,913,418	12.47%	8,923,101	8.00%	11,153,876	10.00%

			Tangible Capital	Core Capital	Total Capital
Total stockholders’ equity / Risk weighted capital			$13,327,259	$13,327,259	$13,327,259
Preferred stock			—	(1,000,000)	—
Non-includable assets			(27,241)	(27,241)	(27,241)
Allowance for loan losses			—	—	613,400

Total Adjusted Capital			$13,300,018	$12,300,018	$13,913,418

Total assets / Total risk weighted assets			$158,855,895	$158,855,895	$111,538,759
Non-includable assets			(27,241)	(27,241)	—

Adjusted Total Assets			$158,828,654	$158,828,654	$111,538,759

(1)	To adjusted total assets
(2)	To risk-weighted assets

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 15 - Employee Benefit Plan

The Bank has a 401(k) Retirement Savings Plan which is offered to all Bank employees age twenty-one or older who have completed ninety days of service. Employees may contribute a percentage of their salary up to a maximum of 10%. The Bank may contribute up to 50% of the employee’s contribution, not to exceed 3% of the employee’s annual salary. The net cost for the years ended December 31, 2008 and 2007 was $35,295 and $32,529, respectively.

Note 16 - Income Taxes

The provision for income tax expense (benefit) is comprised of the following:

	Year Ended December 31,
	2008	2007
Current :
Federal	$(313,885)	$420,933
State	(90,856)	954
Deferred:
Federal	(123,700)	(220,800)
State	(13,700)	(23,300)

Total provision	$(542,141)	$177,787

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	Year Ended December 31,
	2008		2007
Federal income tax expense (benefit) at statutory rate	(483,800)	34.0%	176,200	34.0%
State tax (benefit) net of federal income tax expense	(69,007)	4.8%	(14,778)	-2.9%
Other, net	10,666	-0.7%	16,365	3.2%

Effective income tax rate	(542,141)	38.1%	177,787	34.3%

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 16 - Income Taxes, Continued

Deferred tax assets and deferred tax liabilities consist of the following:

	Year Ended December 31,
	2008	2007
Deferred Tax Assets:
Allowance for loan losses	$522,292	$266,555
Allowance for losses on foreclosed real estate	33,606	94,431
Reserve for uncollected interest	22,308	46,426
Available for sale securities	33,353	—
Other	11,082	5,253

Total gross deferred tax assets	622,641	412,665

Deferred Tax Liabilities:
Mortgage servicing rights	(77,635)	(91,485)
Accelerated depreciation	(229,006)	(175,980)

Total gross deferred tax liabilities	(306,641)	(267,465)

Net deferred tax asset	$316,000	$145,200

Note 17- Disclosures About Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds sold and interest-bearing deposits in other banks due to the short-term nature of these investments. The fair value of securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. The carrying amount of FHLB stock approximates fair value, and considers the limited marketability of such securities. Loans receivable were discounted using a single discount rate, comparing the current market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the OTS Quarterly Interest Rate Risk Exposure Report. The fair value of demand deposits, savings accounts and money market deposits is by definition, equal to the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using market rates currently offered on deposits of similar remaining maturities. The fair value of short-term FHLB advances, all with original terms of one year or less, is the amount payable at the reporting date.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 17 - Disclosures About Fair Value of Financial Instruments, Continued

The carrying amounts for interest receivable, interest payable, and mortgage servicing rights approximate their fair value at the balance sheet date.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including loan commitments and letters of credit. The off-balance sheet fair values are based on fees charged for similar agreements.

The estimated fair values of the Bank’s financial instruments are as follows:

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)		(In Thousands)
Financial Assets
Cash and cash equivalents	$12,344	$12,344	$5,040	$5,040
Investment securities held to maturity	3,021	3,021	34,010	33,845
Investment securities available for sale	5,047	5,047
Loans held for sale	—	—	533	538
FHLB of Atlanta stock, at cost	322	322	917	917
Loans receivable, net	102,858	104,700	111,481	112,466
Accrued interest receivable	621	621	931	931
Mortgage servicing rights	205	205	241	241

Financial Liabilities
Deposits	123,155	125,425	133,230	133,361
FHLB Advances	—	—	11,800	11,800
Accrued interest payable	—	—	59	59

Financial Instruments - Off BalanceSheet	$—	$—	$—	$—

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 17 - Disclosures About Fair Value of Financial Instruments, Continued

The primary effect upon the Company following adoption of SFAS 157 was to expand the required disclosures regarding the methods used to determine fair values. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets that the Company measures at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

	December 31, 2008	Level 1*	Level 2**	Level 3***
Investments available for sale	$5,046,563	$—	$5,046,563	$—

For assets that the Company measures at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

	December 31, 2008	Level 1*	Level 2**	Level 3***
Impaired loans	$247,230			$247,230
Foreclosed real estate	1,305,878			1,305,878

*	Quoted prices in active markets for identical assets
**	Significant other observable inputs
***	Significant unobservable inputs

The following valuation techniques were used to measure the fair value of assets in the table above, not previously discussed.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 17 - Disclosures About Fair Value of Financial Instruments, Continued

Loans included in the above table are those which were accounted for under SFAS 114, Accounting by Creditors for Impairment of a Loan, under which the Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is determined based upon independent third party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances less their valuation allowances as determined under SFAS 114.

Fair values of foreclosed real estate were based on independent third party appraisals of the properties or discounted cash flows based upon the expected sales proceeds upon disposition of the assets. These values were generally determined based on the sales prices of similar properties in the proximate vicinity. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. For the year ended December 31, 2008, the Company recognized net adjustments to the carrying value of real estate owned of $640,866, consisting of increases in recorded value of $924,436 at initial foreclosure on two properties and write downs of subsequent to foreclosure of $347,437 on other properties, which is included in earnings for the year ended December 31, 2008.

Note 18 - Related Party Transactions

A director provides real estate appraisal and inspections services to the Bank. He received $52,560 and $76,435 for those services in the years ended December 31, 2008 and 2007, respectively.

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 19 - Parent Company Only Information

The financial statements of the Company (parent company only) are presented below. The statements of operations and cash flows for the period ended December 31, 2007 are not presented because the Bank was only reorganized and the company became effective on November 30, 2007 and the results are not significant.

PARENT COMPANY ONLY STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2008	2007
ASSETS
Cash	$261,943	$3,000
Investment in bank subsidiary	10,873,054	12,328,845
Other assets	4,200	500

Total Assets	$11,139,197	$12,332,345

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Due to bank subsidiary	49,894	5,086
Other liabilities	218	—

Total Liabilities	50,112	5,086

Stockholders’ Equity
Common stock, $1.00 par (5,000,000 shares authorized; 1,899,984 shares issued and outstanding at December 31, 2008 and 2007)	1,899,984	1,899,984
Additional paid-in capital	1,266,014	1,266,014
Retained earnings	7,923,087	9,161,261

Total stockholders’ equity	11,089,085	12,327,259

Total Liabilities and Stockholders’ Equity	$11,139,197	$12,332,345

VIRGINIA SAVINGS BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

Note 19 - Parent Company Only Information, Continued

PARENT COMPANY ONLY STATEMENTS OF OPERATIONS

Year Ended December 31, 2008
Income:
Dividends from Bank subsidiary	$500,000

Expenses:
Employee Compensation	22,826
Director compensation	5,600
Professional fees	22,682
Other	6,977

Total expenses	58,085

Income before income tax benefit	441,915
Income tax benefit	3,700

Loss before undistributed net income of subsidiary	445,615
Distributions in excess of net loss of bank subsidiary	(1,401,325)

Net loss	$(955,710)

PARENT COMPANY ONLY STATEMENTS OF CASH FLOW
Year Ended December 31, 2008
Operating Activities
Net loss	$(955,710)
Adjustments to reconcile net loss to net cash provided by operating activities:
Distributions in excess of net loss of bank subsidiary	1,401,325
Net change in other assets	(3,700)
Net change in liabilities	45,026

Net cash provided by operating activities	486,941

Financing Activities - Dividends Paid	(227,998)

Net increase in cash	258,943
Cash, beginning of period	3,000

Cash, end of period	$261,943

Directors	Standing Committees of the Board

Samuel J. Baggarly	Executive and Loan Committees:
Accountant in Private Practice	Samuel J. Baggarly
Kent E. Coons
Kent E. Coons	Webb Davis
Appraiser	W. Michael Funk
J. William Gilliam
Webb Davis	Francis D. Hall
Owner, Davis Paving Company	Arnold M. Williams
David L. Wines
W. Michael Funk
President &	Audit Committee:
Chief Executive Officer	Samuel J. Baggarly
Virginia Savings Bancorp, Inc.	Webb R. Davis
& Virginia Savings Bank, FSB	J. William Gilliam
David L. Wines
J. William Gilliam
Attorney
J. William Gilliam, PC	Salary and Personnel Committee:
Francis D. Hall
Francis D. Hall	Arnold M. Williams
Retired Partner	David L. Wines
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

Corporate Information

Corporate Headquarters
600 Commerce Avenue
Front Royal, Virginia 22630
(540) 635-4137 www.virginiasavingsbank.com

Branch Offices

600 Commerce Avenue	1001 Main Street
Front Royal, Virginia 22630	Woodstock, Virginia 22664
(5400 635-4137	(540) 459-2105

234 Weems Lane	33230 Old Valley Pike
Winchester, Virginia 22601	Strasburg, Virginia 22657
(540) 667-6777	(540) 465-9292

100 Elizabeth Street
Stephens City, Virginia 22655
(540) 869-9555

Transfer Agent & Registrar	Independent Auditor
Virginia Savings Bancorp, Inc.	Beard Miller Company LLP
Attention: Noel F. Pilon	Suite 404
Post Office Box 1238	100 West Road
Front Royal, Virginia 22630	Baltimore, Maryland 21204-2368

Form 10-K	Attorney
A copy of the Company’s Form 10-K	LeClair Ryan
may be obtained by stockholder written request to:	Riverfront Plaza, East Tower
Noel F. Pilon	951 East Byrd Street
Virginia Savings Bank, FSB	Richmond, Virginia 23219
Post Office Box 1238
Front Royal, Virginia 22630